Exhibit 2.1

CERTAIN INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. THE OMITTED PORTIONS OF THIS DOCUMENT ARE MARKED BY “[***]”.

AGREEMENT AND PLAN OF MERGER by and among KONA BIDCO, LLC, KONA MERGER SUBSIDIARY, INC. and KENNEDY-WILSON HOLDINGS, INC. Dated as of February 16, 2026

i

4.18	Employee Benefits	35
4.19	Labor Matters	36
4.20	Opinion of Financial Advisor	36
4.21	Brokers	36
4.22	Information Supplied	37
4.23	Compliance with Anti-Corruption and Anti-Money Laundering Laws; Sanctions	37
4.24	No TID U.S. Business	38
4.25	No Other Representations or Warranties	38

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		38

5.01	Organization and Qualification	38
5.02	Organizational Documents	38
5.03	Authority; Binding Nature of Agreement	39
5.04	No Conflict; Required Filings and Consents	39
5.05	Legal Proceedings; Orders	40
5.06	Operations of Parent and Merger Sub	40
5.07	Equity Financing	40
5.08	Solvency	41
5.09	[Reserved]	42
5.10	Brokers	42
5.11	Stockholder and Management Arrangements	42
5.12	Information Supplied	42
5.13	Non-Reliance on Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	43
5.14	No Other Representations or Warranties	43

ARTICLE VI CONDUCT OF BUSINESS PENDING THE MERGER		44

6.01	Conduct of Business by the Company Pending the Merger	44
6.02	Control of Operations	47

ARTICLE VII ADDITIONAL AGREEMENTS		48

7.01	Proxy Statement; Schedule 13E-3	48
7.02	Stockholders Meeting	50
7.03	Access to Information; Confidentiality	51
7.04	No Solicitation	52
7.05	Directors’ and Officers’ Indemnification and Insurance	56
7.06	Further Action	58
7.07	Obligations of Parent and Merger Sub	61
7.08	Public Announcements	61
7.09	Financing Cooperation	61
7.10	Financing Matters	65
7.11	[Reserved.]	69

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7.12	Existing Notes	69
7.13	Stock Exchange De-Listing	69
7.14	Stockholder Litigation	69
7.15	Takeover Laws; Section 16 Matters	70
7.16	Equity Financing	70
7.17	Employee Matters	70

ARTICLE VIII CONDITIONS TO THE MERGER		71

8.01	Conditions to the Obligations of Each Party	71
8.02	Conditions to the Obligations of Parent and Merger Sub	72
8.03	Conditions to the Obligations of the Company	73

ARTICLE IX TERMINATION		73

9.01	Termination	73
9.02	Notice of Termination; Effect of Termination	75
9.03	Fees and Expenses	75

ARTICLE X GENERAL PROVISIONS		77

10.01	Non-Survival of Representations, Warranties and Agreements	77
10.02	Notices	77
10.03	Interpretation and Rules of Construction	79
10.04	Severability	79
10.05	Entire Agreement	79
10.06	Assignment	80
10.07	Parties in Interest	80
10.08	Specific Performance	80
10.09	Governing Law	81
10.10	Waiver of Jury Trial	82
10.11	Amendment	82
10.12	Waiver	82
10.13	Disclosure Letters	82
10.14	Counterparts	83
10.15	Effect of Breach by Designated Individuals	83
10.16	Non-Recourse	83
10.17	Certain Special Committee Matters	84
10.18	Financing Provisions	84

Exhibits

Exhibit A	-	Form of Surviving Company Certificate of Incorporation

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of February 16, 2026 (this “Agreement”), by and among Kona Bidco, LLC, a Delaware limited liability company (“Parent”), Kona Merger Subsidiary, Inc., a Delaware corporation and Wholly Owned Subsidiary of Parent (“Merger Sub”), and Kennedy-Wilson Holdings, Inc., a Delaware corporation (the “Company”).  Certain capitalized terms used in this Agreement are defined in Section 1.01.

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Parent, Merger Sub and the Company have agreed to enter into a transaction pursuant to which, at the Closing, Merger Sub will be merged with and into the Company (the “Merger” and, together with the other transactions contemplated by this Agreement, collectively, the “Transactions”), pursuant to which the separate corporate existence of Merger Sub will thereupon cease and the Company will continue as the surviving corporation and a Subsidiary of Parent;

WHEREAS, the board of directors of the Company (the “Board”) has established a special committee of the Board consisting only of independent and disinterested directors of the Company with respect to the Transactions (the “Special Committee”) to, among other things, review and evaluate this Agreement and the Transactions and, if the Special Committee deems appropriate, recommend to the Board that the Board approves, and the Company enters into, this Agreement;

WHEREAS, the Special Committee has unanimously (a) determined that this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, are advisable and in the best interests of the Company and its Public Stockholders, (b) determined that this Agreement and the Transactions are fair to, and in the best interest of, the “unaffiliated security holders” (as such term is defined under the Exchange Act) of the Company, (c) approved and declared advisable this Agreement and the Transactions, including the Merger, and (d) recommended that the Board (i) approve this Agreement and the Transactions, including the Merger, (ii) recommend the adoption and approval of this Agreement and the Transactions, including the Merger, to the stockholders of the Company and (iii) approve the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein (such recommendation, the “Special Committee Recommendation”);

WHEREAS, the Board has, acting upon the Special Committee Recommendation, (a) determined and declared this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, to be advisable, fair to the “unaffiliated security holders” (as such term is defined under the Exchange Act) of the Company and in the best interests of the Company and its stockholders, including the Public Stockholders, (b) approved and declared advisable this Agreement and the Transactions, including the Merger, (c) authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein and (d) resolved, subject to the terms of this Agreement, to recommend the adoption of this Agreement by the stockholders of the Company (such recommendation, the “Board Recommendation”);

WHEREAS, the managing member of Parent has approved and declared it advisable for Parent to enter into this Agreement and consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein;

WHEREAS, Parent, as the sole stockholder of Merger Sub, has duly executed and delivered to Merger Sub and the Company a written consent, to be effective by its terms immediately following the execution of this Agreement, adopting this Agreement;

WHEREAS, the board of directors of Merger Sub has approved and declared it advisable for Merger Sub to enter into this Agreement and consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has (a) entered into the Equity Commitment Letter with the Equity Investor and Merger Sub, with the Equity Financing providing the Required Amount, and (b) delivered to the Company an executed copy of the Equity Commitment Letter;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s, Parent’s and Merger Sub’s willingness to enter into this Agreement, the Rollover Stockholders, the holders of the Company Series B Preferred Stock, the Company Series C Preferred Stock and the Company Warrants (collectively, the “Security Holders”) and, as applicable, HWIC have entered into Voting and Support Agreements with the Company (the “Voting Agreements”), pursuant to which, among other things, the Security Holders are agreeing to vote the Shares and shares of Company Preferred Stock owned by them in favor of certain matters as set forth in the Voting Agreements;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Rollover Stockholders have entered into Rollover Agreements with Parent and, as applicable, Kona Management Holdco, LLC, a Delaware limited liability company (“Holdco”) (the “Rollover Agreements”), pursuant to which, among other things, (i) each Rollover Stockholder has agreed to, immediately prior to the Effective Time, contribute all of the Shares specified therein to (A) Parent or (B) Holdco, which will thereafter contribute such Shares to Parent (such Shares specified in clauses (A) and (B), collectively, the “Rollover Shares”), and (ii) Parent has agreed, concurrently with such contribution, to accept such Rollover Shares in exchange for limited liability company units of Parent (or other securities of Parent in accordance with the limited liability company agreement of Parent); and

WHEREAS, upon consummation of the Merger, each Share issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, Rollover Shares and Dissenting Shares, will be cancelled and converted into the right to receive the Merger Consideration upon the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

1.01       Definitions.  (a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement with terms no less favorable, in the aggregate, to the Company than the Confidentiality Agreement; provided that such confidentiality agreement shall not prohibit compliance by the Company with its obligations under this Agreement nor be required to contain a standstill or similar provision.

“Action” means any legal, judicial, administrative or arbitral action, cause of action, claim (including any cross-claim or counterclaim), suit, charge, demand, litigation, order, mediation, complaint, hearing, dispute resolution, process, inquiry, criminal prosecution, investigation, audit, examination or proceeding (public or private), in each case by or before a Governmental Authority (including any tribunal, civil, commercial, criminal, administrative, investigative or appellate court).

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person.  Notwithstanding the foregoing, (i) the Equity Investor and its Subsidiaries, Parent, Merger Sub and the Security Holders shall be deemed not to be Affiliates of the Company or the Company Subsidiaries, and vice versa; (ii) the Equity Investor and its Subsidiaries and the Security Holders shall be deemed to be Affiliates of Parent and Merger Sub, and vice versa; and (iii) in the case of the Equity Investor, the term “Affiliate” shall be deemed to only include Persons that, directly or indirectly through one or more intermediaries, are controlled by the Equity Investor.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-1, et seq.), (ii) the UK Bribery Act 2010, and (iii) all other anti-bribery, anti-corruption and similar applicable Laws of each jurisdiction in which the Company and the Company Subsidiaries operate or have operated and in which any Person associated with or acting on behalf of the Company or any Company Subsidiary, including any officer, director, employee, agent and Affiliate thereof, is conducting or has conducted business involving the Company or any Company Subsidiary.

“Anti-Money Laundering Laws” means all applicable financial recordkeeping, reporting and registration requirements, including the money laundering statutes of any jurisdiction applicable to the Company or the Company Subsidiaries, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority from time to time, including the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, and any legal requirement implementing the “Forty Recommendations” published by the Financial Action Task Force on Money Laundering.

“Antitrust Laws” means the Sherman Act, 15 U.S.C. §§ 1-7, the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53, the HSR Act, the Federal Trade Commission Act, 15 U.S.C. § 41-58, and all other federal, state and foreign statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“Blue Sky Laws” means state securities or “blue sky” laws.

“Business Day” means any day (other than a Saturday or Sunday) on which commercial banks are not required or authorized by Law to close in the City of New York, New York or Toronto, Ontario.

“Certificates of Designations” means, collectively, the Series A Certificate of Designations, the Series B Certificate of Designations and the Series C Certificate of Designations.

“Code” means the Internal Revenue Code of 1986.

“Company Associate” means each current or former officer, employee, individual independent contractor or non-employee director of, or to, the Company or any Company Subsidiary.

“Company Bonus Unit” means each Bonus Unit (as defined in the applicable Company Bonus Unit Agreement) granted to an employee of the Company.

“Company Bonus Unit Agreement” means each individual letter agreement with substantially the same terms as the Form of Deferred Cash Agreement (as set forth in Section 4.18 of the Company Disclosure Letter), by and between the Company and an employee of the Company that provides for a grant of Company Bonus Units.

“Company Bylaws” means the Third Amended and Restated Bylaws of the Company, dated as of February 21, 2023, as may be amended, modified or restated from time to time in accordance with the terms thereof and hereof.

“Company Charter” means the Amended and Restated Certificate of Incorporation of the Company, dated as of June 19, 2014, as may be amended, modified or restated from time to time in accordance with the terms thereof and hereof.

“Company Common Stock” means the Common Stock of the Company, par value $0.0001 per share.

“Company Equity Award” means any Company RSU, Company PSU or Company Bonus Unit.

“Company-Owned IP” means the Company-Registered IP and all other Intellectual Property owned by the Company or the Company Subsidiaries.

“Company Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA, including any similar plan subject to laws of a jurisdiction outside of the United States), bonus, pension, profit sharing, incentive compensation, phantom equity, stock option, stock purchase, restricted stock, restricted stock unit or other equity-based or long-term incentive compensation, deferred compensation, employment, individual consulting, retiree medical or life insurance, retirement, vacation, sick, severance, disability, death benefit, medical, welfare, fringe benefit or other compensation or employee benefits, change-in-control, retention, termination or severance agreement, plan, program or arrangement, in each case, to which the Company or any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any obligation or liability (contingent or otherwise), or which is maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any Company Associate, other than any agreement, plan, program or arrangement that is sponsored or maintained by a non-U.S. Governmental Authority.

“Company Preferred Stock” means Preferred Stock of the Company, par value $0.0001 per share, including the Company Series A Preferred Stock, the Company Series B Preferred Stock and the Company Series C Preferred Stock.

“Company PSU” means each restricted stock unit with respect to the Company Common Stock subject to performance-based vesting conditions, granted pursuant to a Company Stock Plan or otherwise.

“Company Related Parties” means, collectively, the Company, the Company Subsidiaries, their respective Affiliates and their or their respective Affiliates’ respective former, current or future directors, officers, employees, general or limited partners, managers, members, direct or indirect equityholders, controlling persons, attorneys, assignees, agents, Representatives, and former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing.

“Company RSU” means each restricted stock unit with respect to the Company Common Stock subject solely to service-based vesting conditions, granted pursuant to a Company Stock Plan or otherwise.

“Company Series B Warrants” means the warrants issued in connection with the Company Series B Preferred Stock pursuant to the Warrant Agreement, dated as of March 8, 2022, between the Company and the initial holders party thereto.

“Company Series C Warrants” means the warrants issued in connection with the Company Series C Preferred Stock pursuant to the Warrant Agreement, dated as of June 16, 2023, between the Company and the initial holders party thereto.

“Company Stock Plan” means the Kennedy-Wilson Holdings, Inc. Second Amended and Restated 2009 Equity Participation Plan, as may be amended, modified or restated from time to time.

“Company Warrants” means the Company Series B Warrants and the Company Series C Warrants.

“Contract” means any contract, indenture, note, bond, mortgage, agreement, lease, sublease, license, sublicense or any other legally binding instrument, obligation or commitment of any kind with respect to which there are continuing rights, liabilities or obligations.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract (including any credit arrangement) or otherwise.

“Enforceability Exceptions” means legal limitations on enforceability: (i) arising from applicable bankruptcy and other similar Laws affecting the rights of creditors generally; and (ii) arising from Laws governing specific performance, injunctive relief and other equitable remedies.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or the protection of the environment or, as relates to exposure to hazardous or toxic materials, human health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Credit Agreement” means that certain Third Amended and Restated Credit Agreement, dated as of September 12, 2024, among Kennedy-Wilson, Inc., as borrower, the Company and certain Company Subsidiaries from time to time party thereto, as guarantors, the lenders from time to time party thereto, Bank of America, N.A., as administrative agent, and Bank of America, N.A. and JPMorgan Chase Bank, N.A., as letter of credit issuers.

“Existing Notes” means the Company’s 4.750% senior notes due 2029, 4.750% senior notes due 2030 and 5.000% senior notes due 2031, in each case, outstanding at the date of this Agreement.

“Existing Notes Indenture” means that certain Indenture, dated as of March 25, 2014, between Kennedy-Wilson, Inc. and Wilmington Trust, National Association, as trustee, as supplemented by the Supplemental Indenture No. 2029-1, dated as of February 11, 2021, the Supplemental Indenture No. 2031-1, dated as of February 11, 2021, the Supplemental Indenture No. 2029-2, dated as of August 4, 2021, the Supplemental Indenture No. 2031-2, dated as of August 4, 2021, the Supplemental Indenture No. 2030-1, dated as of August 23, 2021, the Supplemental Indenture No. 2029-3, dated as of May 12, 2022, the Supplemental Indenture No. 2031-3, dated as of May 12, 2022, the Supplemental Indenture No. 2030-2, dated as of May 12, 2022, the Supplemental Indenture No. 2029-4, dated as of December 14, 2023, the Supplemental Indenture No. 2031-4, dated as of December 14, 2023, the Supplemental Indenture No. 2030-3, dated as of December 14, 2023, the Supplemental Indenture No. 2029-5, dated as of September 12, 2024, the Supplemental Indenture No. 2031-5, dated as of September 12, 2024, and the Supplemental Indenture No. 2030-4, dated as of September 12, 2024.

“Financing Parties” means each debt provider (including each agent and arranger) that provides, or commits to provide, or arranges for, Parent or any of its Subsidiaries all or any part of any Debt Financing (collectively, the “Financing Entities”), and their respective Representatives and their and their Affiliates’ respective officers, directors, employees, partners, trustees and agents and their respective successors and assigns; provided, that neither Parent nor any Affiliate thereof shall be a Financing Party.

“Foreign Investment Law” means any applicable Law in the relevant jurisdiction that provides for the review, clearance or notification of transactions on grounds of national security or other national or public interest, including any state, national or multi-jurisdictional applicable Law, that is designed or intended to prohibit, restrict or regulate actions by foreigners or non-domiciled Persons to acquire interests in domestic equities, securities, entities, assets, land or interests on national security or public order grounds.

“fraud” means, with respect to any Person, the making of a statement of facts in the express representations and warranties set forth in Article IV, Article V, the certificate delivered pursuant to Section 8.02(d) or the certificate delivered pursuant to Section 8.03(c) with the intent to deceive another Person and requires (i) a false representation of material fact; (ii) with knowledge that such representation is false; (iii) with an intention to induce the Person to whom such representation is made to act or refrain from acting in reliance upon it; (iv) causing such Person, in justifiable reliance upon such false representation, to take or refrain from taking action; and (v) causing such Person to suffer damage by reason of such reliance. For the avoidance of doubt, the term “fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud) based on negligence or recklessness.

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time.

“Governmental Authority” means any supranational, federal, national, state, provincial or local, municipal or foreign government, regulatory or administrative authority or commission or other governmental authority or instrumentality or self-regulatory organization (including the New York Stock Exchange (“NYSE”)), domestic or foreign, or any court, tribunal or judicial or arbitral body.

“Group” has the meaning set forth in Rule 13d-5 under the Exchange Act.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means, in any and all jurisdictions throughout the world, all intellectual property rights, including: (i) patents and patent applications, (ii) trademarks, trade names, service marks, logos, corporate names, internet domain names and other identifiers of source or origin and all registrations and applications for registration of any of the foregoing, (iii) intellectual property rights in social media handles, (iv) registered and unregistered copyrights, including copyrights in computer software and databases, and applications for registration of the foregoing, and (v) trade secrets and other intellectual property rights in confidential information or proprietary know-how.

“Investment Property” means, collectively, any real property that the Company and the Company Subsidiaries primarily hold (in whole or in part), or will primarily hold (in whole or in part), for investment, management, recapitalization or any other income, return or profit-generating purposes whatsoever, including as owner, ground lessor, lessor, sublessor, licensor, ground lessee, lessee, sublessee, licensee, operator, manager, member, general or limited partner, lender (whether secured or unsecured), investor, advisor, property or asset manager, broker or agent, or any other similar capacity, in each case, in connection with or on behalf of the Company’s consolidated portfolio or co-investment portfolio.

“Knowledge of Parent” means the knowledge of the individuals identified in Section 1.01(a) of the Parent Disclosure Letter, in each case, assuming reasonable inquiry of such Person’s direct reports.

“Knowledge of the Company” means the knowledge of the individuals identified in Section 1.01(a) of the Company Disclosure Letter, in each case, assuming reasonable inquiry of such Person’s direct reports.

“Law” means any applicable supranational, federal, national, state, provincial or local law, statute, ordinance or law (including common law), or any rule, regulation, Order or agency requirement implemented or otherwise put into effect by or under the authority of any competent Governmental Authority, whether or not inside or outside the United States or any other country.

“Liens” means any and all security interests, pledges, attachments, claims, charges, options, puts, calls, preemptive purchase rights, easements, mortgages, liens and any other similar encumbrances.  For clarity, the foregoing shall not include licenses of or other grants of rights to use Intellectual Property.

“Malware” means any virus, Trojan horse, time bomb, key-lock, spyware, worm, malicious code or other software designed to, without the knowledge or authorization of the Company or the Company Subsidiaries, disrupt, disable, harm or interfere with the operation of, or exfiltrate data or information from, any software or other information technology.

“Material Adverse Effect” means any change, effect, event, circumstance, occurrence, development, condition or fact that, individually or in the aggregate with all other changes, effects, events, circumstances, occurrences, developments, conditions or facts, has had, is having or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that, in no event shall any change, effect, event, circumstance, occurrence, development, condition or fact resulting from or relating to any of the following, alone or in combination, be deemed to constitute, nor be taken into account in determining whether there has been, is currently or there is reasonably expected to be, a Material Adverse Effect: (i) any change in general political, social, geopolitical or regulatory conditions, whether globally or in the United States; (ii) any change in economic, market, business, financial, real estate, commodity, credit, debt, securities, derivatives or capital market conditions in the United States or in any other country or region in the world, including inflation, supply chain disruptions, labor shortages, interest, foreign exchange or exchange rates, tariffs, trade wars and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any security exchange or over-the-counter market; (iii) any change generally affecting the industries in which the Company or the Company Subsidiaries operate; (iv) any change or proposed change, in each case, after the date hereof, in accounting requirements or principles required by GAAP (or any authoritative interpretations thereof); (v) any adoption, implementation, promulgation, repeal, modification, change, reinterpretation or proposal of any Law, in each case, after the date hereof; (vi) labor disruptions, strikes, social unrest, riots, protests, geopolitical conditions, any outbreak, escalation or acts of terrorism or sabotage, cyberattack, armed hostility or war (whether or not declared), any weather-related event, power outages or electrical blackouts, fire, earthquake, hurricane, flood or other natural disaster, any pandemic, epidemic, public health emergency or outbreak of illness or disease or other public health event, whether or not caused by any Person, or the worsening of any of the occurrences or conditions referred to in this clause (vi); (vii) changes in the market price or trading volume of the securities of the Company or any Company Subsidiary or any change affecting the credit ratings or the ratings outlook for the Company or any Company Subsidiary or any of their respective securities (it being understood that the underlying facts or occurrences giving rise to such change may be taken into account in determining whether there has been, is currently or there is reasonably expected to be, a Material Adverse Effect, to the extent not otherwise excluded from this definition); (viii) the announcement of this Agreement and the Transactions or the pendency or consummation of the Transactions (including the identity of, or any facts relating to, Parent, Merger Sub, any Security Holder or any of their respective Affiliates) and any impact on the Company’s or any Company Subsidiary’s relationships with employees, financing sources, tenants, residents, investors, venture partners, customers, suppliers, Governmental Authorities or any other Person (including pursuant to contractual relationships); provided, however, that the exceptions in this clause (viii) shall not apply with respect to references to a “Material Adverse Effect” in the representations and warranties contained in Section 4.04 (and in Section 8.02(a) and Section 9.01(e)(ii) to the extent related to such portions of such representation); (ix) compliance with the express terms of, or the taking of any action or omission expressly required by, this Agreement (but excluding compliance with, or the taking of any action or omission required to comply with, the first sentence of Section 6.01, solely to the extent Parent has not unreasonably withheld, conditioned or delayed its consent to any action or omission requiring Parent’s consent pursuant to Section 6.01) or requested in writing by Parent; (x) any failure to meet internal or published projections, forecasts, budgets, plans, consensus estimates, performance measures, operating statistics or revenue or earnings predictions for any period (it being understood that the underlying facts or occurrences giving rise to such decline or failure may be taken into account in determining whether there has been, is currently or there is reasonably expected to be, a Material Adverse Effect, to the extent not otherwise excluded from this definition); and (xi) any Action arising out of or resulting from this Agreement or the Transactions, including any demands, litigations or similar Actions brought by any stockholders of the Company alleging breach of fiduciary duty or inadequate disclosures; provided, however, that, in respect of the exceptions set forth in clauses (i), (ii), (iii), (iv), (v) and (vi), to the extent that such change, effect, event, circumstance, occurrence, development, condition or fact has had a materially disproportionate adverse impact on the Company and the Company Subsidiaries, taken as a whole, compared to other companies that operate in the industries and geographic markets in which the Company and the Company Subsidiaries operate, then the incrementally disproportionate impact may be taken into account in determining whether a Material Adverse Effect has occurred, is occurring or would reasonably be expected to occur.

“Order” means, with respect to any Person, any injunction, settlement, stipulation, order, writ, decree, consent decree, judgment, determination, ruling, verdict or award entered, issued, made or rendered by any Governmental Authority of competent jurisdiction affecting such Person or any of its properties.

“Parent Material Adverse Effect” means any change, effect, event, circumstance, occurrence, development, condition or fact that, individually or in the aggregate, prevents, materially delays or impedes the consummation of the Transactions by Parent or Merger Sub or otherwise prevents, materially delays or impedes Parent or Merger Sub from performing its obligations under this Agreement.

“Parent Related Parties” means, collectively, Parent, Merger Sub, the Equity Investor, their respective Affiliates and their or their respective Affiliates’ respective former, current or future directors, officers, employees, general or limited partners, managers, members, direct or indirect equityholders, controlling persons, attorneys, assignees, agents, Representatives, and former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing.

“Permitted Liens” means (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or similar Liens arising in the ordinary course of business (A) as to which there are no delinquent amounts due thereunder or (B) that are being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (ii) Liens for Taxes, assessments and other governmental charges and levies that (A) are not delinquent or (B) are being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (iii) defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters that would be evident from the applicable public records or that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate, (iv) zoning, building and other similar Laws, provided that such restrictions do not materially impair the current use of the subject real property from the manner in which such property is currently being used, (v) Liens pursuant to, or permitted under, any indebtedness of the Company or any of the Company Subsidiaries, (vi) Liens to be discharged at or prior to the Effective Time, (vii) Liens created by or arising directly from the actions of Parent, Merger Sub or their respective Affiliates, (viii) non-monetary Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the SEC Documents, (ix) Liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation, (x) Liens that have been placed by any developer, owner, landlord or other third party either on any leased real property or on property over which the Company or any Company Subsidiary has easement rights, or any subordination or similar agreements relating thereto, (xi) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety, indemnity and appeal bonds, performance and fiduciary bonds and other obligations of a like nature, in each case in the ordinary course of business, and (xii) such other Liens as would not, individually or in the aggregate, reasonably be expected to materially interfere with the business or operations of the Company and the Company Subsidiaries, as currently conducted.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, joint venture, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or government, political subdivision, agency or instrumentality of a government.

“Pre-Closing Period” means the period between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

“Public Stockholders” means, collectively, the holders of the issued and outstanding Shares, excluding the Security Holders and their respective Affiliates.  For purposes of this definition, the term “Security Holders” shall also include each immediate family member (as defined in Item 404 of Regulation S-K under the Securities Act) of any Security Holder and any trust or other entity (other than the Company or any Company Subsidiaries) in which any Security Holder or any such immediate family member thereof holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a voting, proprietary, equity or other financial interest.

“Reference Date” means January 1, 2025.

“Representatives” means, with respect to any Person, such Person’s Affiliates and such Person’s and its Affiliates’ respective officers, directors, employees, financial advisors, accountants, consultants, legal counsel, agents and other representatives and advisors.

“Rollover Stockholders” means, collectively, the Persons listed in Section 1.01(b) of the Parent Disclosure Letter.

“Sanctioned Country” means any country, region or territory that is the target or subject of comprehensive territorial-based Sanctions Laws (as of the date of this Agreement, Cuba, Iran, North Korea, the Crimea, Kherson and Zaporizhzhia regions of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).

“Sanctioned Person” means any Person that is the target or subject of Sanctions Laws, including (i) any Person identified in any sanctions list maintained by the U.S. government, including the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union, any member state of the European Union, or the United Kingdom; (ii) any Person located, organized, or resident in, or a government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly owned 50 percent or more by, controlled by or acting for the benefit or on behalf of a Person described in clauses (i) or (ii).

“Sanctions Laws” means all applicable economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (i) the U.S. government, including those administered by OFAC or the U.S. Department of State, (ii) the United Nations Security Council, the European Union or any European Union member state, or (iii) the Government of Canada.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Shares” means the shares of Company Common Stock.

“Subsidiary” or “Subsidiaries” means, with respect to any specified Person, any other Person (other than an individual), of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such specified Person or one or more Subsidiaries of such specified Person or by such specified Person and one or more Subsidiaries of such specified Person.

“Tax” or “Taxes” means any and all U.S. federal, state, local and foreign taxes, duties, fees, imposts, levies or other governmental assessments in the nature of a tax, however denominated, imposed, assessed or collected by any Governmental Authority, including all income, capital gains, goods and services, branch, gross receipts, capital, net worth, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property (tangible and intangible), sales, use, transfer (including real property transfer or gains), conveyance, severance, production, registration, value added, ad valorem, alternative or add-on minimum and other similar taxes and other taxes or charges imposed by any Governmental Authority, together with any interest, penalties and additions to tax imposed with respect thereto.

“Tax Return” means any return, declaration, report, statement or information return required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“TIA” means the Trust Indenture Act of 1939.

“Wholly Owned Subsidiary” or “Wholly Owned Subsidiaries” means, with respect to any specified Person, any Subsidiary of such specified Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such specified Person.

“Willful and Material Breach” means, with respect to any representation, warranty, agreement or covenant in this Agreement, a deliberate action or omission in which (i) the breaching party knows, or a Person acting reasonably under the circumstances should have known, that taking of, or failure to take, such action or omission is or would reasonably be expected to constitute a breach of such representation, warranty, agreement or covenant and (ii) such action or omission constitutes a material breach of this Agreement.

(b)          The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Section
Acquisition Agreement	7.04(b)
Acquisition Proposal	7.04(j)(i)
Adverse Recommendation Change	7.04(d)
Agreement	Preamble
Board	Recitals
Board Recommendation	Recitals
Book-Entry Shares	3.02(b)
Cancelled RSU/PSU Consideration	3.04(c)
Capitalization Date	4.02(a)
Certificate of Merger	2.03
Certificates	3.02(b)
Closing	2.02
Closing Date	2.02
Collective Bargaining Agreements	4.19(a)
Company	Preamble
Company Bonus Unit Consideration	3.04(d)
Company Disclosure Letter	Article IV
Company Lease	4.14(b)
Company Leased Property	4.14(b)
Company Owned Property	4.14(a)
Company PSU Consideration	3.04(b)
Company RSU Consideration	3.04(a)
Company Series A Preferred Stock	4.02(a)
Company Series B Preferred Stock	4.02(a)
Company Series C Preferred Stock	4.02(a)
Company Stockholder Approvals	4.05
Company Subsidiaries	4.01(c)
Company Subsidiary	4.01(c)
Company Termination Fee	9.03(a)
Company-Registered IP	4.11(a)
Confidentiality Agreement	7.03(b)
Continuing Employee	7.17(a)
Debt Financing	7.09(a)
Debt Marketing Materials	7.09(a)(iii)
Designated Individual	10.15
DGCL	Recitals
Dissenting Shares	3.06(a)
DTC	3.02(b)
Effective Time	2.03
Equity Commitment Letter	5.07(a)
Equity Financing	5.07(a)

Defined Term	Section
Equity Investor	5.07(a)
Excluded Shares	3.01(b)
Existing Notes Consent Solicitation	7.10(c)(i)
Existing Notes Consent Solicitation Documents	7.10(c)(i)
Existing Notes Offer	7.10(c)(ii)
Existing Notes Offer Documents	7.10(c)(ii)
Existing Notes Supplemental Indenture	7.10(c)(i)
Final Dividend	3.08
Financial Advisor	4.20
Financial Statements	4.07(b)
Holdco	Recitals
Holders	3.02(a)
HWIC	7.03(b)
Indemnified Parties	7.05(a)
Intervening Event	7.04(j)(ii)
Legal Prohibition	9.01(b)
Material Contract	4.15(a)
Merger	Recitals
Merger Consideration	3.01(a)
Merger Sub	Preamble
Non-Recourse Party	10.16
Notes Payoff Documents	7.10(a)
Outside Date	9.01(d)
Parent	Preamble
Parent Disclosure Letter	Article V
Paying Agent	3.02(a)
Payment Fund	3.02(a)
Proxy Statement	7.01(a)
Required Amount	5.07(c)
Required Regulatory Approvals	8.01(c)
Rollover Agreements	Recitals
Rollover Shares	Recitals
Schedule 13E-3	7.01(b)
SEC Documents	Article IV
SEC Reports	4.07(a)
Security Holders	Recitals
Series A Certificate of Designations	3.01(d)(i)
Series B Certificate of Designations	3.01(d)(ii)
Series C Certificate of Designations	3.01(d)(iii)
Solvent	5.08
Special Committee	Recitals
Special Committee Recommendation	Recitals
Stockholder and Management Arrangements	5.11
Stockholders Meeting	7.02

Defined Term	Section
Superior Proposal	7.04(j)(iii)
Surviving Company	2.04
Takeover Law	4.06
Transaction Litigation	7.14
Transactions	Recitals
Voting Agreements	Recitals

ARTICLE II

THE MERGER

2.01       The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company.

2.02       Closing.  Unless this Agreement shall have been terminated in accordance with Section 9.01, subject to the provisions of this Agreement and pursuant to the DGCL, the closing of the Merger (the “Closing”) will take place (a) at a time to be specified by the parties hereto on the third (3rd) Business Day after the satisfaction or, to the extent permitted by Law, waiver of the conditions to Closing set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction or, to the extent permitted by Law, waiver at the Closing), remotely by telephone and electronic communication and exchange of documents or (b) at such other place, at such time or on such other date as Parent and the Company may mutually agree in writing.  The date on which the Closing occurs shall be referred to as the “Closing Date”.

2.03       Effective Time.  On the Closing Date, or on such other date as Parent and the Company may mutually agree to in writing, Parent, Merger Sub and the Company shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to cause the Merger to be consummated.  The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware or such other date and time as is mutually agreed upon by the parties hereto and specified in the Certificate of Merger (such date and time at which the Merger becomes effective being referred to herein as the “Effective Time”).

2.04       Effects of the Merger.  As a result of the Merger, (i) the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Company”), and (ii) the Merger shall have such other effects set forth in this Agreement and in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company.

2.05       Organizational Documents of the Surviving Company.  At the Effective Time, (a) the Company Charter, as in effect immediately prior to the Effective Time, shall be amended as a result of the Merger so as to read in its entirety as set forth in Exhibit A and shall be the certificate of incorporation of the Surviving Company and (b) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company (except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Company), in each case, until thereafter amended as provided therein or by applicable Law (and, in each case, subject to Section 7.05).

2.06      Directors and Officers of the Surviving Company.  At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the directors of Merger Sub immediately prior to the Effective Time, who shall be the individuals set forth in Section 2.06 of the Parent Disclosure Letter, shall be the initial directors of the Surviving Company and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case, until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the DGCL, the certificate of incorporation of the Surviving Company and the bylaws of the Surviving Company.

ARTICLE III

EFFECT OF MERGER ON SECURITIES AND EXCHANGE OF SHARES

3.01       Effect on Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a)        Conversion of Shares.  Each Share issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares, any Rollover Shares and any Dissenting Shares, shall be cancelled and shall cease to exist and shall be converted automatically into the right to receive $10.90 in cash per Share, without interest (the “Merger Consideration”).  The Merger Consideration is payable in accordance with Section 3.02(b).

(b)         Treatment of Excluded Shares.  (i) Each Share held in the treasury of the Company or owned by any Wholly Owned Subsidiary of the Company and (ii) each Share held, directly or indirectly, by Parent or Merger Sub or any of their Wholly Owned Subsidiaries shall automatically be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto (such Shares described in clauses (i) and (ii), collectively, the “Excluded Shares”).

(c)       Treatment of Rollover Shares.  Each Rollover Share shall not be entitled to receive the Merger Consideration and shall be contributed (or otherwise transferred), directly or indirectly, to Parent pursuant to the terms of the Rollover Agreements prior to the Effective Time and shall remain outstanding after such contribution (or other transfer) to Parent and shall not be cancelled or converted at the Effective Time, and no payment or distribution shall be made with respect thereto at the Effective Time.

(d)          Treatment of Company Preferred Stock.

(i)           Each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time shall be redeemed or repurchased by the Company pursuant to Section 7.10(b) in accordance with the terms and conditions of that certain Certificate of Designations Establishing the Company Series A Preferred Stock, dated as of November 7, 2019 (the “Series A Certificate of Designations”).

(ii)         Each share of Company Series B Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding in accordance with the terms and conditions of that certain Certificate of Designations Establishing the Company Series B Preferred Stock, dated as of March 8, 2022 (the “Series B Certificate of Designations”), and shall represent shares of Company Series B Preferred Stock of the Surviving Company on the terms set forth in the Series B Certificate of Designations.

(iii)       Each share of Company Series C Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding in accordance with the terms and conditions of that certain Certificate of Designations Establishing the Company Series C Preferred Stock, dated as of June 15, 2023 (the “Series C Certificate of Designations”), and shall represent shares of Company Series C Preferred Stock of the Surviving Company on the terms set forth in the Series C Certificate of Designations.

(e)         Treatment of Company Warrants.  Each Company Warrant outstanding immediately prior to the Effective Time shall remain outstanding in accordance with the terms and conditions of such Company Warrant.

(f)       Shares of Merger Sub.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be exchanged and converted into one share of common stock of the Surviving Company, par value $0.0001 per share, and shall, together with the Rollover Shares and the shares of Company Series B Preferred Stock and Company Series C Preferred Stock issued and outstanding immediately prior to the Effective Time, constitute the only outstanding shares of capital stock of the Surviving Company as of immediately after the Effective Time.

3.02       Exchange of Shares.  (a)  Paying Agent.  Prior to the Effective Time, Parent shall (i) appoint a nationally recognized bank or trust company approved in writing in advance by the Company (such approval not to be unreasonably withheld, conditioned or delayed) to act as agent (the “Paying Agent”) for the purpose of effecting payments to the holders of Shares issued and outstanding immediately prior to the Effective Time and entitled to receive the Merger Consideration (collectively, the “Holders”), and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company and Parent, with such Paying Agent for the payment of the Merger Consideration to the Holders in accordance with this Agreement.  At or prior to the Effective Time, Merger Sub shall have deposited, or shall cause to have been deposited, with the Paying Agent, for the benefit of the Holders, cash in an amount that is sufficient to pay the aggregate Merger Consideration required to be paid pursuant to this Article III and, to the extent applicable, the Surviving Company shall have deposited, or shall cause to have been deposited, with the Paying Agent, for the benefit of the Holders, additional cash sufficient to pay any Final Dividend pursuant to Section 3.08 (such aggregate amount of cash required to be paid pursuant to this Article III being referred to herein as the “Payment Fund”).  The Payment Fund shall not be used for any other purpose.  The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States, in commercial paper obligations rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank which are then publicly available), or a combination of the foregoing.  Any net profit resulting from, or interest or income produced by, such investments shall be payable to Merger Sub or the Surviving Company, as applicable.  To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration in accordance with this Agreement, Merger Sub or the Surviving Company, as applicable, shall promptly replace or restore the portion of the Payment Fund lost through investments or other events so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make such payments.  All fees and expenses of the Paying Agent shall be borne by Merger Sub or the Surviving Company, as applicable.

(b)         Exchange Procedures.  Promptly after the Effective Time (and in no event later than three (3) Business Days thereafter), Parent shall cause to be mailed (i) to each Person who was, at the Effective Time, a holder of Shares represented by book-entry (collectively, the “Book-Entry Shares”), instructions for use in effecting the surrender of such Book-Entry Shares in exchange for the Merger Consideration to which such Holder is entitled pursuant to this Article III and (ii) to each Person who was, at the Effective Time, a holder of record of a certificate or certificates (“Certificates”) that represented any Shares outstanding immediately prior to the Effective Time, a form of letter of transmittal (which (A) shall specify that delivery of a Certificate shall be effected, and risk of loss and title to such Certificate shall pass, only upon delivery of such Certificate to the Paying Agent and (B) shall be in such form and have such other customary provisions as Parent may specify with approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed)), together with instructions thereto, setting forth, inter alia, the procedures by which such holders of Certificates may surrender such Certificates in exchange for the Merger Consideration to which such holder is entitled pursuant to this Article III.  If payment of the Merger Consideration in respect of any Shares represented by Certificates is to be made to a Person other than the Person in whose name a Certificate surrendered is registered, it shall be a condition of payment of the Merger Consideration that (w) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (x) the Person requesting such payment shall pay any transfer or other Taxes required solely by reason of the payment of such Merger Consideration to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable.  In the event of a transfer of ownership of Book-Entry Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Book-Entry Share is registered if (y) all documents required to evidence and effect such transfer or otherwise be in proper form for transfer are presented to the Paying Agent and (z) the Person requesting such payment shall pay any transfer or other Taxes required solely by reason of the payment of such Merger Consideration to a Person other than the registered holder of such Book-Entry Share or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 3.02, each Book-Entry Share and Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which the holder of such Book-Entry Share or Certificate is entitled pursuant to this Article III.  No interest shall be paid or will accrue on any cash payable to holders of Book-Entry Shares or Certificates pursuant to the provisions of this Article III.  Each registered holder of one or more Book-Entry Shares shall, upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably require), be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as soon as reasonably practicable after receipt of such agent’s message (or such other evidence, if any, as the Paying Agent may reasonably require), the Merger Consideration for each Book-Entry Share.  Each holder of one or more Certificates shall, upon completion of such applicable procedures by such holder and the surrender of such holder’s Certificate, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as soon as reasonably practicable after the completion of such procedures, the Merger Consideration for each Share represented by such Certificates.  Upon the payment and delivery of the Merger Consideration with respect to a Certificate or Book-Entry Share, such Certificate or Book-Entry Share shall forthwith be cancelled.  Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) with the objective that the Paying Agent shall transmit to DTC or its nominee on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (X) the number of Shares (other than Excluded Shares, Rollover Shares and Dissenting Shares) held of record by DTC or such nominee immediately prior to the Effective Time multiplied by (Y) the Merger Consideration.

(c)          No Further Rights.  From and after the Effective Time, holders of Shares shall cease to have any rights as stockholders of the Company, except (i) the right to receive the Merger Consideration payable in accordance with this Article III, and (ii) as otherwise provided herein or by Law.

(d)        Termination of Payment Fund.  Any portion of the Payment Fund that remains undistributed to the Holders twelve (12) months after the Effective Time shall be delivered to Parent or the Surviving Company, upon demand, and any Holders who have not theretofore complied with this Article III shall thereafter look only to Parent or the Surviving Company for, and Parent or the Surviving Company shall remain liable for, payment of their claim for the Merger Consideration.  Any portion of the Payment Fund remaining unclaimed by Holders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.  Parent and the Surviving Company shall not be liable to any Person in respect of any Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)         Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 3.01(a).  Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in a reasonable sum as Parent may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Company or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

3.03      Transfer Books.  At the Effective Time, the transfer books of the Company, as maintained by the Company’s transfer agent, shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company’s transfer agent other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time.

3.04       Effect of Merger on Company Equity Awards.

(a)       Company RSUs.  At the Effective Time, except as contemplated by any Rollover Agreement, each Company RSU that is outstanding as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, vest in full, to the extent unvested, and be cancelled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to (x) the product, rounded down to the nearest cent, obtained by multiplying (1) the total number of Shares underlying such Company RSU, by (2) the Merger Consideration, plus (y) any amounts payable in respect of accrued dividend equivalents thereon (the “Company RSU Consideration”).  The cash payment made in respect of the Company RSU Consideration pursuant to this Section 3.04(a) shall be paid as promptly as reasonably practicable after the Effective Time (but in any event, no later than the first payroll date that occurs more than two (2) Business Days after the Closing Date), less applicable Tax withholdings and deductions, through the Surviving Company’s payroll system (or such other method as the Company typically utilizes for such payments).

(b)       Company PSUs.  At the Effective Time, except as contemplated by any Rollover Agreement, each Company PSU that is outstanding as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, vest in full, to the extent unvested, and be cancelled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to (x) the product, rounded down to the nearest cent, obtained by multiplying (1) the total number of Shares underlying such Company PSU immediately prior to the Effective Time, based on target level achievement of applicable performance goals, by (2) the Merger Consideration, plus (y) any amounts payable in respect of accrued dividend equivalents thereon (the “Company PSU Consideration”).  The cash payment made in respect of the Company PSU Consideration pursuant to this Section 3.04(b) shall be paid as promptly as reasonably practicable after the Effective Time (but in any event, no later than the first payroll date that occurs more than two (2) Business Days after the Closing Date), less applicable Tax withholdings and deductions, through the Surviving Company’s payroll system (or such other method as the Company typically utilizes for such payments).

(c)        Cancelled PSUs and RSUs. At the Effective Time, each Company PSU and Company RSU that is subject to any Rollover Agreement shall, automatically and without any required action on the part of the holder thereof, be cancelled and the holder thereof shall only be entitled to any amounts payable in respect of accrued dividend equivalents thereon (the “Cancelled RSU/PSU Consideration”).  The cash payment made in respect of the Cancelled RSU/PSU Consideration pursuant to this Section 3.04(c) shall be paid as promptly as reasonably practicable after the Effective Time (but in any event, no later than the first payroll date that occurs more than two (2) Business Days after the Closing Date), less applicable Tax withholdings and deductions, through the Surviving Company’s payroll system (or such other method as the Company typically utilizes for such payments).

(d)       Company Bonus Units.  At the Effective Time, each Company Bonus Unit that is outstanding as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, vest in full, to the extent unvested, and be cancelled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to the amount such holder is entitled to receive pursuant to Section 3 of the applicable Company Bonus Unit Agreement (the “Company Bonus Unit Consideration”).  The cash payment made in respect of the Company Bonus Unit Consideration pursuant to this Section 3.04(d) shall be paid as promptly as reasonably practicable after the Effective Time (but in any event, no later than the first payroll date that occurs more than two (2) Business Days after the Closing Date), less applicable Tax withholdings and deductions, through the Surviving Company’s payroll system.

(e)        Certain Actions.  Prior to the Effective Time, the Company, acting through the Board (or, if appropriate, any duly authorized committee thereof), shall take or cause to be taken, all actions and provide all notices required to effectuate the terms of this Section 3.04 and shall terminate the Company Stock Plan as to any further awards thereunder following the Effective Time (except that such termination shall have no effect on existing awards, which shall be treated as set forth herein).

3.05      Certain Adjustments.  Without limiting the other provisions of this Agreement, if the outstanding Shares are changed into a different number or class of shares due to any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares occurring on or after the date hereof and prior to the Effective Time, the Merger Consideration as provided in this Article III shall be equitably adjusted to reflect the effect thereof.

3.06       Dissenting Shares.

(a)         Notwithstanding anything in this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by any stockholder who has neither voted in favor of the Merger nor consented thereto in writing and who has demanded, properly in writing, appraisal for such Shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration, unless the holder of such Dissenting Shares fails to perfect, withdraws or otherwise loses the right to appraisal.  At the Effective Time, all Dissenting Shares will no longer be outstanding and automatically will be cancelled and will cease to exist, and, except as otherwise provided by applicable Law, each holder of Dissenting Shares will cease to have any rights with respect to such Dissenting Shares, other than such rights as are granted under Section 262 of the DGCL.  After the Effective Time, each holder of Dissenting Shares shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender of such Shares, in the manner provided in Section 3.02.

(b)         The Company shall give Parent prompt notice and copies of any written demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company.  The Company shall not, except with the prior written consent of Parent, make any payment, or offer or agree to make any payment, with respect to any demands for appraisal or offer to settle or settle any such demands.

3.07       Withholding Rights.  Notwithstanding anything in this Agreement to the contrary, each of Parent, the Paying Agent and the Company (and any of their Affiliates or agents) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax Law.  To the extent that amounts are so withheld, such amounts (i) shall be remitted to the applicable Governmental Authority and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.08       Dividends.  If the Closing Date occurs after the record date for a cash dividend declared by the Company pursuant to Section 6.01(a) that is payable to holders of Shares as of the record date and prior to the payment date of such dividend (the “Final Dividend”), then the Surviving Company will pay or cause to be paid to such holders, out of the Payment Fund, the Final Dividend at the Effective Time.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the corresponding section or subsection(s) of the confidential disclosure letter prepared by the Company and delivered to Parent and Merger Sub in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), subject to Section 10.13, or (b) as disclosed in any report, schedule, form, statement or other document (including all exhibits and other information incorporated by reference therein and all amendments and supplements thereto) filed with or furnished to (or incorporated by reference into such document) the SEC by the Company (collectively, the “SEC Documents”) at least one (1) Business Day prior to the date of this Agreement (but excluding any cautionary, predictive or forward-looking information in the “Risk Factors” or “Forward-Looking Statements” sections of such SEC Documents), the Company represents and warrants to Parent and Merger Sub as follows:

4.01       Organization and Qualification; Company Subsidiaries.

(a)        The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  The Company has all necessary power and authority to (i) conduct its business in the manner in which its business is currently being conducted, (ii) own, lease and use its assets, properties and rights in the manner in which its assets, properties and rights are currently owned, leased and used and (iii) perform its obligations under all Contracts by which it is bound, except, in each case, as has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.

(b)         The Company is qualified or licensed to do business as a foreign entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing (i) has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect or (ii) has not, and would not, individually or in the aggregate, reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions, including the Merger, by the Company.

(c)         Each Subsidiary of the Company (collectively, the “Company Subsidiaries” and each, a “Company Subsidiary”) is a corporation or other business entity duly incorporated or organized (as applicable), validly existing and in good standing (to the extent a concept of “good standing” is applicable) under the Laws of its jurisdiction of incorporation or organization and has full corporate or other organizational power and authority required to own, lease or operate, as appropriate, the assets, rights and properties that it purports to own, lease and operate and to carry on its business as now conducted, and is qualified to do business in each jurisdiction where such qualification is necessary, except, in each case, where any failure thereof (i) has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect or (ii) has not, and would not, individually or in the aggregate, reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions, including the Merger, by the Company.  All outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and all such shares of capital stock, voting securities or other equity interests owned by the Company or a Company Subsidiary are owned by the Company or by such Company Subsidiary, free and clear of all Liens other than Permitted Liens or restrictions imposed by applicable securities laws or the organizational documents of any such Company Subsidiary.

(d)        None of the Company or the Company Subsidiaries is in violation of any provision of its respective organizational documents, except for violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.02       Capitalization.

(a)       The authorized capital stock of the Company consists of (i) 200,000,000 shares of Company Common Stock, of which 138,111,503 shares of Company Common Stock have been issued and are outstanding as of the close of business on February 13, 2026 (the “Capitalization Date”), and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share, of which (A) 300,000 shares have been designated as 5.75% Series A Cumulative Perpetual Convertible Preferred Stock (the “Company Series A Preferred Stock”), (B) 300,000 shares have been designated as 4.75% Series B Cumulative Perpetual Preferred Stock (the “Company Series B Preferred Stock”) and (C) 200,000 shares have been designated as 6.00% Series C Cumulative Perpetual Preferred Stock (the “Company Series C Preferred Stock”) as of the close of business on the Capitalization Date.  As of the close of business on the Capitalization Date, there were (i) 13,717,410 Shares reserved for issuance upon conversion of the Company Series A Preferred Stock, (ii) 13,043,478 Shares reserved for issuance upon exercise of the Company Series B Warrants, (iii) 12,338,062 Shares reserved for issuance upon exercise of the Company Series C Warrants and (iv) no Shares held in treasury or owned by the Company or any Company Subsidiary.  All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of, and are not subject to, any preemptive or subscription rights, rights of first refusal, purchase option, call option or similar rights.

(b)         (i) No outstanding Share is entitled or subject to any right of repurchase or forfeiture, right of participation, right of maintenance or any similar right, (ii) no outstanding bond, debenture, note or other indebtedness of the Company or any Company Subsidiary has a right to vote on any matter on which stockholders of the Company have a right to vote and (iii) no Contract of the Company or any Company Subsidiary relates to the voting or registration of, or restricts any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Share.  The outstanding Shares have been granted or issued in compliance in all material respects with all applicable federal securities Laws, all applicable foreign Laws and all applicable Blue Sky Laws.  None of the Company or any Company Subsidiary is under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares.  The Company Common Stock constitutes the only outstanding class of equity securities of the Company registered under the Securities Act.

(c)         As of the close of business on the Capitalization Date, 4,391,266 Shares were reserved for future issuance pursuant to awards outstanding under the Company Stock Plan, including (i) 1,258,780 Shares reserved for issuance pursuant to outstanding Company RSUs and (ii) 3,132,486 Shares reserved for issuance pursuant to outstanding Company PSUs (assuming any performance-based conditions are fully satisfied at target performance levels).  Each Company Equity Award was issued in compliance in all material respects with applicable Law.  Other than the Company Equity Awards, there is no issued, reserved for issuance, outstanding or authorized stock option, restricted stock unit award, restricted stock award, stock appreciation, phantom stock or phantom units, profits interest, profit participation or similar right, or equity or equity-based award with respect to the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is otherwise bound.

(d)         Other than the Company Warrants and the Company Equity Awards and except as described in Section 4.02(a), as of the close of business on the Capitalization Date, there is no: (i) outstanding share of capital stock or other equity or ownership interest in the Company; (ii) outstanding subscription, option, call, warrant, right (whether or not currently exercisable), agreement or commitment of any character to acquire any share of capital stock or other equity interest, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any equity securities of the Company, in each case, issued by the Company or to which the Company or any Company Subsidiary is bound, other than call or put rights in the organizational documents of Company Subsidiaries or joint venture or other partnership agreements by which the Company or a Company Subsidiary is bound, in each case, entered into in the ordinary course of business; (iii) outstanding security, instrument, bond, debenture, note or obligation that is or may become convertible into or exchangeable for any share of capital stock or other equity securities of the Company or any Company Subsidiary; or (iv) rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any Company Subsidiary is or may become obligated to sell or otherwise issue any share of its capital stock or any other equity security.  Other than the Voting Agreements, none of the Company or any Company Subsidiary is a party to any stockholders’ agreement, proxy, voting trust agreement or registration rights agreement or similar agreements, arrangements or commitments relating to any equity securities of the Company or any other Contract relating to disposition, pledges, voting or dividends with respect to any equity securities of the Company.

4.03       Authority; Binding Nature of Agreement.  The Company has the necessary corporate power and authority to enter into, and to perform its obligations under, this Agreement and to consummate the Transactions (but, in the case of the consummation of the Merger, subject to the receipt of the Company Stockholder Approvals).  Except for obtaining the Company Stockholder Approvals, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions.  The Special Committee, at a meeting duly called and held on or prior to the date of this Agreement, has unanimously (i) determined that this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, are advisable and in the best interests of the Company and its Public Stockholders, (ii) determined that this Agreement and the Transactions are fair to, and in the best interest of, the “unaffiliated security holders” (as such term is defined under the Exchange Act) of the Company, (iii) approved and declared advisable this Agreement and the Transactions, including the Merger and (iv) made the Special Committee Recommendation.  The Board, at a meeting duly called and held on or prior to the date of this Agreement, acting upon the Special Committee Recommendation, (i) determined and declared this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, to be advisable, fair to the “unaffiliated security holders” (as such term is defined under the Exchange Act) of the Company and in the best interests of the Company and its stockholders, including the Public Stockholders, (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, (iii) authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein and (iv) made the Board Recommendation.  The Special Committee Recommendation and Board Recommendation have not, as of the date of this Agreement, been subsequently rescinded, modified or withdrawn in any way.  This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by the other parties hereto, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms subject to the Enforceability Exceptions.

4.04       No Conflict; Required Filings and Consents.

(a)         The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, (i) assuming the Company Stockholder Approvals have been obtained, conflict with or violate (A) the Company Charter or the Company Bylaws or (B) any similar organizational documents of any Company Subsidiary, (ii) assuming that all consents, approvals and other authorizations described in Section 4.04(b) have been obtained and that all filings and other actions described in Section 4.04(b) have been made or taken and the Company Stockholder Approvals have been obtained, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property, right or asset of the Company or any Company Subsidiary is bound or (iii) result in any breach or violation of or constitute a default (or an event which, with or without notice or lapse of time or both, would become a default) by the Company or any Company Subsidiary under, or give to any Person any right of termination, amendment, acceleration or cancellation of, or result in the loss of any benefit under, or the creation of any Lien (other than Permitted Liens) on the properties or assets of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or their respective properties, rights or assets is bound, except, with respect to each of the foregoing clauses (i)(B), (ii) and (iii), for any such conflict, violation, breach, default or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially delay, materially impede or prevent the consummation of the Transactions, including the Merger, by the Company.

(b)         The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, filing or registration with, notification or report to, or expiration of waiting periods from, any Governmental Authority, except for (i) compliance with the applicable requirements, if any, of the Securities Act, (ii) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Proxy Statement and the Schedule 13E-3, (iii) any filing required under the rules and regulations of NYSE, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (v) the Required Regulatory Approvals, (vi) such other items as may be required solely by reason of the participation of Parent, Merger Sub or any of their respective Affiliates (as opposed to any other Person) in the Transactions and (vii) any other consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration or filing, which, in each case, if not obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially delay, materially impede or prevent the consummation of the Transactions, including the Merger, by the Company.

4.05      Vote Required.  (a) The affirmative vote of the holders of a majority of the outstanding voting power of (i) the Company Common Stock, (ii) the Company Series A Preferred Stock (on an as-converted basis), (iii) the Company Series B Preferred Stock (based on the number of Company Series B Warrants outstanding and in accordance with the Series B Certificate of Designations) and (iv) the Company Series C Preferred Stock (based on the number of Company Series C Warrants outstanding and in accordance with the Series C Certificate of Designations), in each case, entitled to vote on the proposal to adopt this Agreement, voting as a single class, and (b) the affirmative vote of a majority of the votes cast by the equityholders of the Company entitled to vote on the proposal to adopt this Agreement, excluding the Security Holders and their respective Affiliates (the requisite votes described in the preceding clauses (a) and (b), together, the “Company Stockholder Approvals”) are the only votes of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement and approve the consummation of the Transactions.  For purposes of this Section 4.05, the term “Security Holders” shall also include each immediate family member (as defined in Item 404 of Regulation S-K under the Securities Act) of any Security Holder and any trust or other entity (other than the Company or any Company Subsidiaries) in which any Security Holder or any such immediate family member thereof holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a voting, proprietary, equity or other financial interest.

4.06       Anti-Takeover Provisions.  The Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL, any similar applicable “anti-takeover” Law and in the organizational documents of the Company are not applicable to this Agreement and the Transactions, including the Merger, the Voting Agreements and the Rollover Agreements.  No (i) other “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws (each, a “Takeover Law”), (ii) stockholder rights agreement, “poison pill” or similar anti-takeover agreement or (iii) restrictions in any comparable anti-takeover provision in the organizational documents of the Company or any Company Subsidiary applies or will apply with respect to this Agreement or the Transactions, including the Merger.

4.07       Financial Statements; Internal Controls.

(a)         The Company has filed or furnished (or caused to be filed or furnished by any Company Subsidiary, as applicable) on a timely basis all SEC Documents required to be filed with or furnished to the SEC by the Company or any Company Subsidiary since the Reference Date (the “SEC Reports”).  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002, as the case may be, and the rules and regulations of the SEC promulgated thereunder and applicable to such SEC Reports or the Company or any Company Subsidiary and, except to the extent that information in such SEC Report has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later-filed SEC Report, none of the SEC Reports, when filed or furnished, contained (or, with respect to SEC Reports filed or furnished after the date of this Agreement, will contain) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, in each case, that no representation is made as to the accuracy of any financial projection or forward-looking statement or the completeness of any information furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act.

(b)       The consolidated financial statements (including related notes and schedules) of the Company contained or incorporated by reference in the SEC Reports (the “Financial Statements”): (i) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC applicable thereto in effect at the time of such filing with the SEC; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be expressly indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated statements of operations, consolidated statements of comprehensive (loss) income, consolidated statements of equity and consolidated statements of cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited financial statements, to normal year-end adjustments and the absence of notes, the effect of which would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole).

(c)         The Company maintains, and at all times since the Reference Date has maintained, a system of internal controls over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) that comply with the requirements of the Exchange Act and have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and the Company Subsidiaries that could have a material effect on the consolidated financial statements of the Company.  Since the Reference Date, none of the Company, the Board or the audit committee of the Board or, to the Knowledge of the Company, the Company’s independent registered accounting firm, has identified or been made aware of any: (A) significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company or (B) illegal act or fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in internal controls over financial reporting of the Company and the Company Subsidiaries. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to such terms in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(d)         The Company maintains disclosure controls and procedures and internal control over financial reporting required by Rule 13a-15 or 15d-15 promulgated under the Exchange Act that are designed to ensure that all information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company and the Company Subsidiaries have carried out all evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(e)       None of the Company or any Company Subsidiary has any liabilities (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), except liabilities (i) as disclosed, reflected or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of September 30, 2025 included in the SEC Documents, (ii) incurred after September 30, 2025 in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions or (iv) as have not had, and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Company Subsidiary is a party to, or has a binding commitment to become a party to, any off-balance sheet partnership or any similar Contract or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), which has not been disclosed or described in the SEC Reports pursuant to Regulation S-K, except where the failure to so disclose or describe such partnership, Contract or arrangement has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.

(f)         As of the date of this Agreement, there is no outstanding or unresolved comment in any comment letter received from the SEC with respect to the SEC Reports.  To the Knowledge of the Company, none of the SEC Reports is the subject of ongoing SEC review and there is no inquiry or investigation by the SEC, or any internal investigation pending or threatened, in each case, regarding any accounting practice of the Company. As of the date of this Agreement, the Company is in compliance in all material respects with the applicable listing and corporate governance requirements of the New York Stock Exchange.

4.08       Absence of Certain Changes or Events.

(a)          Since September 30, 2025 and through the date of this Agreement, there has not been any change, development or effect that has had a Material Adverse Effect.

(b)         Except as contemplated by this Agreement, from September 30, 2025 through the date of this Agreement, the Company and the Company Subsidiaries have operated their respective businesses in all material respects in the ordinary course of business (except for discussions, negotiations and transactions related to this Agreement).

4.09      Compliance with Laws.  The Company and the Company Subsidiaries have each been, since the Reference Date, in compliance with all applicable Laws, except where the failure to be in compliance has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect or materially delay, materially impede or prevent the consummation of the Transactions, including the Merger, by the Company.

4.10       Legal Proceedings; Orders.

(a)         There is currently not, and since the Reference Date there has not been, any Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary, or any property, right or asset of the Company or any Company Subsidiary, or against the Company or any Company Subsidiary primarily arising from the business of the Company or any Company Subsidiary, other than any Action that has not had, or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially delay, materially impede or prevent the consummation of the Transactions, including the Merger, by the Company.

(b)         As of the date of this Agreement there is no Order to which the Company or any Company Subsidiary is subject that has had, or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially delay, materially impede or prevent the consummation of the Transactions, including the Merger, by the Company.

4.11       Intellectual Property.

(a)          Section 4.11(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of (i) issued patents and pending patent applications, (ii) registered trademarks and pending applications for registration of trademarks, (iii) registered copyrights and (iv) registered Internet domain names, in each case that are owned by the Company and the Company Subsidiaries (the “Company-Registered IP”).  The Company and the Company Subsidiaries exclusively own the material Company-Owned IP free and clear of all Liens, except for Permitted Liens.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, the Company-Registered IP is subsisting and all issued or registered Company-Registered IP is valid and enforceable.

(b)         Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, (i) the conduct of the Company and the Company Subsidiaries’ respective businesses as currently conducted does not infringe, misappropriate, dilute, or otherwise violate any Person’s Intellectual Property in any material respect, (ii) there is no claim of infringement, misappropriation, dilution or other violation of any Person’s Intellectual Property pending or overtly threatened in writing by or against the Company or a Company Subsidiary and (iii) no Person is infringing, misappropriating, diluting or otherwise violating any Company-Owned IP.

(c)        Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, the Company and the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the trade secrets owned by the Company and the Company Subsidiaries.

4.12       Data Privacy.

(a)        Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, (i) the Company and the Company Subsidiaries are, and since the Reference Date have been, in compliance with applicable Laws concerning the privacy of personal information and (ii) since the Reference Date, the Company and the Company Subsidiaries have not experienced any material data security breach that resulted in the unauthorized access, disclosure or exfiltration of personal information of consumers, including any such breach that required notice to affected consumers under such applicable Laws, and the information technology systems of the Company and the Company Subsidiaries are free of material Malware.

(b)         Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and the Company Subsidiaries have commercially reasonable procedures and safeguards in place designed to maintain compliance with applicable Laws concerning the privacy of personal information of consumers.

(c)       Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since the Reference Date, neither the Company nor any Company Subsidiary has received any written notice or complaint from any Governmental Authority, and no Action has been asserted or is pending against the Company or a Company Subsidiary, alleging a violation of any applicable Laws concerning the privacy of personal information of consumers.

4.13       Environmental Matters.  Except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and the Company Subsidiaries have each been, since the Reference Date, in compliance with all applicable Environmental Laws, including possessing and complying with all permits required thereunder, (b) there is currently not, and since the Reference Date there has not been, any Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary under or pursuant to any Environmental Law and (c) none of the Company or any Company Subsidiary is conducting or funding any remedial action pursuant to Environmental Law to address a release of hazardous substances by the Company and, to the Knowledge of the Company, there have been no releases of hazardous substances at any Company Owned Property or any Company Leased Property.

4.14       Real and Personal Property.

(a)        Other than the Investment Property, and except as has not had, and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company or a Company Subsidiary has a good and valid fee simple interest in and to the real property they own for their own business purposes (the “Company Owned Property”), free and clear of all Liens (other than Permitted Liens), and (ii) neither the Company nor any Company Subsidiary has leased, licensed or granted any third party the right to use or occupy the Company Owned Property or any portion thereof.

(b)        Other than the Investment Property, and except as has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect, (i) the Company or a Company Subsidiary has a good and valid leasehold, subleasehold or licensee interest in each lease, sublease, license or other occupancy agreement under which the Company or any Company Subsidiary uses or occupies, or has the right to use or occupy, any real property for their own business purposes (the “Company Leased Property”, and any such lease, sublease, license or other occupancy agreement, a “Company Lease”), free and clear of all Liens (other than Permitted Liens), (ii) each Company Lease is in full force and effect and is a valid and binding obligation of the Company or a Company Subsidiary and, to the Knowledge of the Company, each other party thereto, and (iii) neither the Company nor any Company Subsidiary is in default of any provision of any Company Lease.

(c)        Other than in connection with the Investment Property, except as has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect, the Company or a Company Subsidiary owns and has good and marketable title to, or in the case of assets purported to be leased by the Company or a Company Subsidiary, leases and has valid leasehold interests in, each of the material tangible assets used by the Company or any Company Subsidiary for their own business purposes, free and clear of all Liens (other than Permitted Liens).

4.15       Contracts.

(a)        The Company has made available, or has caused the Company Subsidiaries to make available, to Parent a true, correct and complete copy, as of the date of this Agreement, of each Material Contract.  For purposes of this Agreement, “Material Contract” means any Contract (but excluding any Company Plan, Collective Bargaining Agreement or Company Leases or leases, subleases or licenses of Investment Properties) to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective properties or assets is bound that:

(i)          is filed as an exhibit to the Company’s Annual Report on Form 10‑K or is otherwise a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii)         provides for indebtedness for borrowed money of the Company or any Company Subsidiary in which the Company’s or any Company Subsidiary’s share of the outstanding or committed amount of such indebtedness is in excess of $50,000,000, other than (A) indebtedness solely between or among any of the Company and the Company Subsidiaries, (B) equipment financing arrangements, capital leases or other similar instruments issued, made or entered into in the ordinary course of business or (C) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, “bad boy” or non-recourse carveout guarantees, interest and carry guarantees, environmental indemnity agreements or guarantees, repayment guarantees, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business;

(iii)       relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $50,000,000 pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to the Company or any Company Subsidiary of more than $10,000,000 after the date hereof, excluding (x) acquisitions or dispositions in the ordinary course of business or (y) acquisitions or dispositions of assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or the Company Subsidiaries; or

(iv)        contains provisions that prohibit in a material respect the Company or any of the Company Subsidiaries from competing in or conducting any line of business or grants a right of exclusivity to any Person that prevents the Company or any Company Subsidiary from entering any geographic territory, other than (A) Contracts that can be terminated (including such restrictive provisions) by the Company or any of the Company Subsidiaries on less than one hundred eighty (180) days’ notice without payment by the Company or any of the Company Subsidiaries of any material penalty and (B) license agreements for Intellectual Property limiting the Company’s and any Company Subsidiary’s use of such Intellectual Property to specified fields of use.

(b)         Except with respect to any Contract that has expired in accordance with its terms or been terminated, restated or replaced, (i) each Material Contract is valid and binding on the Company and any of the Company Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and, subject to the Enforceability Exceptions, is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) the Company and each of the Company Subsidiaries, as applicable, and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by it under each Material Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iii) neither the Company nor any of the Company Subsidiaries have received written notice of the existence of any breach or default on the part of the Company or any of the Company Subsidiaries under any Material Contract, except where such breach or default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (iv) to the Knowledge of the Company, the counterparty under such Material Contract is not in breach or default thereof, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since September 30, 2025, neither the Company nor any Company Subsidiary has received any written notice from or on behalf of any party to a Material Contract stating that such party intends to terminate, or not renew, any Material Contract with such party, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.16       Insurance.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and the Company Subsidiaries have all policies of insurance covering the Company and the Company Subsidiaries and any of their respective employees, properties or assets, that are customarily carried by Persons of similar size and conducting business similar to that of the Company and the Company Subsidiaries.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) all insurance policies of the Company and the Company Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (b) all premiums due under such insurance policies have been paid, (c) neither the Company nor any of the Company Subsidiaries is in default under any such insurance policy and (d) no written notice of cancelation, termination, non-renewal or material modification in coverage has been received with respect to any such insurance policy.

4.17       Tax Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)         The Company and each Company Subsidiary has timely filed (taking into account valid extensions) all Tax Returns required to be filed by it and all such Tax Returns are true, correct and complete.

(b)         The Company and each Company Subsidiary has paid, or has adequately reserved for the payment of, all Taxes that are required to be paid by it.

(c)        Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment, collection or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(d)          No audits or other examinations with respect to Taxes of the Company or any Company Subsidiary are presently in progress.

(e)         Neither the Company nor any Company Subsidiary has been informed in writing by any jurisdiction in which it currently does not file Tax Returns that such jurisdiction believes that the Company or such Company Subsidiary was required to file any Tax Return in such jurisdiction.

(f)         Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date or (v) deferred revenue or prepaid or deposit amount received on or prior to the Closing Date.

(g)         Neither the Company nor any Company Subsidiary is a party to, or bound by, or has any obligation under, or any liability with respect to, any Tax sharing Contract other than (i) Contracts solely among the Company and the Company Subsidiaries and (ii) customary Tax indemnification provisions in any Contract the primary purpose of which does not relate to Taxes.

(h)         Neither the Company nor any Company Subsidiary has any liability for the Taxes of any other Person pursuant to Treasury Regulations Section 1.1502-6 (or any similar provisions of state, local or foreign Law), by reason of having been a member of an affiliated, consolidated, combined, unitary, group relief or similar Tax group, as a transferee or successor.

(i)          During the two-year period ending on the date of this Agreement, neither the Company nor any Company Subsidiary has been party to a transaction intended to qualify under Section 355 of the Code.

(j)          Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

4.18       Employee Benefits.

(a)         Section 4.18(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan.  With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the plan document or a written description thereof (or, if appropriate, a form thereof), including any amendments thereto, (ii) the most recent annual report on Form 5500 filed with the Internal Revenue Service and the most recent actuarial valuation or similar report and (iii) each insurance or group annuity contract or other funding vehicle.

(b)         Each Company Plan has been administered in compliance with its terms and applicable Laws, including ERISA and the Code, as applicable, other than instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter (or is entitled to rely on a favorable opinion letter, as applicable) from the Internal Revenue Service, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to cause the loss of any such qualification status.

(c)        There are no pending, or to the Knowledge of the Company, threatened claims (other than routine claims for benefits) by, on behalf of or against any Company Plan and no audit or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, threatened with respect to any Company Plan, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)         Neither the Company nor any of its Affiliates maintains, sponsors or contributes to any (i) pension plan that is subject to Title IV of ERISA or Section 412 of the Code or (ii) “multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA).

(e)         No Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement, other than benefits or coverage (i) required to be provided under Part 6 of Title I of ERISA or Section 4980(B)(f) of the Code or any other applicable Law or (ii) the full cost of which is borne by the recipient (or any of their beneficiaries).

(f)         Except as set forth in this Agreement, the consummation of the Merger will not, either alone or in combination with another event, (i) accelerate the time of payment or vesting, or increase the amount, of compensation due to any director, officer or employee of the Company or any Company Subsidiary under any Company Plan, (ii) cause the Company to transfer or set aside any assets to fund any benefits under any material Company Plan, (iii) limit or restrict the right to amend, terminate or transfer the assets of any material Company Plan at or following the Effective Time or (iv) give rise to any “excess parachute payment” as defined in Section 280G of the Code.  No director or employee of the Company or any Company Subsidiary is entitled to receive any additional payment (including any Tax gross-up or other payment) from the Company or any Company Subsidiary as a result of the imposition of the excise taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

4.19       Labor Matters.

(a)         As of the date hereof, none of the Company or any of the Company Subsidiaries is a party to a collective bargaining agreement, agreement with any works council or similar labor Contract (collectively, “Collective Bargaining Agreements”), nor is any such representation matter pending or, to the Knowledge of the Company, threatened in writing.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened labor strike, lockout, slowdown or work stoppage by or with respect to the employees of the Company or any Company Subsidiary.

(b)         The Company and each Company Subsidiary is, and has been since the Reference Date, in compliance with all applicable Laws relating to labor and employment matters, including authorization to work in the United States, occupational safety and health standards, terms and conditions of employment, payment of wages (including overtime), classification of service providers (as exempt or non-exempt employees, and as employees or independent contractors), employment equality, human rights, pay equity, employment discrimination, Worker Adjustment and Retraining Notification Act matters and workers’ compensation, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.20       Opinion of Financial Advisor.  The Special Committee (in such capacity) has received the opinion of Moelis & Company LLC (the “Financial Advisor”) as the financial advisor to the Special Committee to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Merger Consideration to be received by the holders of Shares (other than the Equity Investor and the Rollover Stockholders and their respective affiliates, any affiliates of the Company and any holders of Excluded Shares or Dissenting Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders.  The Company shall provide a copy of such written opinion to Parent solely for informational purposes promptly following the execution of this Agreement.

4.21       Brokers.  Except for the Financial Advisor, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

4.22       Information Supplied.  None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 will, on the date the Proxy Statement and the Schedule 13E-3 are first mailed (including by electronic delivery if permitted) to stockholders of the Company or at the time of the Stockholders Meeting (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing sentence, no representation or warranty is made by the Company with respect to any information or statement made or incorporated by reference in the Proxy Statement or the Schedule 13E-3 that was not supplied by or on behalf of the Company or any Company Subsidiary for use therein, including information supplied by or on behalf of Parent, Merger Sub or any of their respective Representatives (in such capacity).

4.23       Compliance with Anti-Corruption and Anti-Money Laundering Laws; Sanctions.

(a)        Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since the Reference Date, none of the Company, the Company Subsidiaries, any of their respective directors, officers or employees, or, to the Knowledge of the Company, any third party authorized to act on behalf of the Company or any Company Subsidiary acting in relation to the Company or any Company Subsidiary business, has (i) been a Sanctioned Person, (ii) violated any applicable Sanctions Law, applicable Anti-Corruption Law or any rule or regulation promulgated thereunder, applicable Anti-Money Laundering Law and any rule or regulation promulgated thereunder, or any applicable Law of similar effect, or (iii) has, in violation of any applicable Anti-Corruption Law: (A) directly or indirectly paid, offered, or promised to make or offer any corrupt contribution, gift, entertainment or other expense, (B) made, offered or promised to make or offer any corrupt payment, loan, or transfer of anything of value, including any reward, advantage or benefit of any kind to or for the benefit of foreign or domestic governmental officials or employees, or to foreign or domestic political parties, candidates thereof or campaigns, (C) paid, offered or promised to make or offer any bribe, payoff, influence payment, kickback, rebate or other similar corrupt payment of any nature or (D) created or caused the creation of any false or inaccurate books and records of the Company or any Company Subsidiary related to any of the foregoing. The Company has established and maintains policies and procedures reasonably designed to promote and achieve compliance with any Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions Laws applicable to the Company and the Company Subsidiaries. There are no Anti-Corruption Laws-related, Anti-Money Laundering Laws-related or Sanctions Laws-related enforcement actions pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or, to the Knowledge of the Company, any officer or director thereof by or before (or, in the case of a threatened matter, that would come before) any Governmental Authority.

(b)        Within the five (5)-year period preceding the date of this Agreement, neither the Company nor any Company Subsidiary has received from any Governmental Authority any written notice or inquiry or made any voluntary or involuntary disclosure to a Governmental Authority related to any actual or potential violation of applicable Sanctions Laws, Anti-Money Laundering Laws or Anti-Corruption Laws.

4.24       No TID U.S. Business.  Neither the Company nor any Company Subsidiary is a “TID U.S. Business” as defined in 31 C.F.R. § 800.248.

4.25       No Other Representations or Warranties.

(a)          Except for the representations and warranties of the Company expressly set forth in this Article IV, the Voting Agreements and in any instrument or other document delivered pursuant to this Agreement, the Company does not make any express or implied representation or warranty of any kind whatsoever, at Law or in equity, with respect to the Company or its Affiliates or their respective businesses, operations, assets, liabilities or condition (financial or otherwise).

(b)         Notwithstanding anything to the contrary in this Agreement, the Company hereby acknowledges and agrees (on its own behalf and on behalf of the Company Related Parties) that, except for the representations and warranties of any of the Parent Related Parties expressly set forth in Article V, the Equity Commitment Letter, the Voting Agreements or in any instrument or other document delivered pursuant to or in connection with this Agreement, the Equity Commitment Letter or the Voting Agreements, (i) none of the Parent Related Parties makes, or has made, any representation or warranty and (ii) none of the Company Related Parties is relying on, or has relied on, any representation or warranty made, or information provided, by or on behalf of any Parent Related Party, in each case, in connection with this Agreement or the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding section or subsection(s) of the confidential disclosure letter prepared by Parent and delivered to the Company in connection with the execution and delivery of this Agreement (the “Parent Disclosure Letter”), subject to Section 10.13, Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

5.01       Organization and Qualification.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all necessary power and authority to (i) conduct its business in the manner in which its business is currently being conducted, (ii) own, lease and use its assets, properties and rights in the manner in which its assets, properties and rights are currently owned, leased and used and (iii) perform its obligations under all Contracts by which it is bound, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Each of Parent and Merger Sub is qualified or licensed to do business as a foreign entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.02      Organizational Documents.  Parent has, prior to the date of this Agreement, made available to the Company true and complete copies of the organizational documents of Parent and Merger Sub, in each case as in effect as of the date of this Agreement.  Such organizational documents are in full force and effect.  Neither Parent nor Merger Sub is in violation of any of the provisions of its organizational documents, except such violations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.03       Authority; Binding Nature of Agreement.  Each of Parent and Merger Sub has all necessary corporate power and authority to enter into, and to perform its obligations under, this Agreement and to consummate the Transactions.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of either of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms subject to the Enforceability Exceptions.

5.04       No Conflict; Required Filings and Consents.

(a)         The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, (i) conflict with or violate the certificate of incorporation, bylaws and other charter and organizational documents of Parent and Merger Sub, (ii) assuming that all consents, approvals and other authorizations described in Section 5.04(b) have been obtained and that all filings and other actions described in Section 5.04(b) have been made or taken, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property, right or asset of Parent or Merger Sub is bound or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by Parent or Merger Sub under, or give to any Person any right of termination, amendment, acceleration or cancellation of, or result in the loss of any benefit under, or the creation of any Lien (other than Permitted Liens) on the properties or assets of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties, rights or assets is bound, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflict, violation, breach, default or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)         The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, filing or registration with, notification or report to, or expiration of waiting periods from, any Governmental Authority, except for (i) compliance with the applicable requirements, if any, of the Securities Act, (ii) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Proxy Statement and the Schedule 13E-3, (iii) any filing required under the rules and regulations of NYSE, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (v) the Required Regulatory Approvals, (vi) such other items as may be required solely by reason of the participation of the Company and its Affiliates (as opposed to any other Person) in the Transactions and (vii) any other consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration or filing, which, in each case, if not obtained or made would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.05       Legal Proceedings; Orders.

(a)         There is no Action pending or, to the Knowledge of Parent, threatened in writing against Parent or Merger Sub, other than any Action that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)         As of the date of this Agreement, there is no Order to which Parent or Merger Sub is subject that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.06       Operations of Parent and Merger Sub.  Each of Parent and Merger Sub was formed solely for the purpose of engaging in the Transactions, and has engaged in no other business activities or operations other than as contemplated by this Agreement and matters ancillary thereto or related to the Transactions.  There is no Contract pursuant to which any Person has any existing or contingent right to acquire any capital stock or other equity interests in Merger Sub.  Merger Sub is a Wholly Owned Subsidiary of Parent.  Parent has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any capital stock or other equity interests in any Person other than Merger Sub.  All of the issued and outstanding shares of capital stock or other equity interests in Parent are, as of the date of this Agreement, and, immediately following the Effective Time, will be, owned by one or more of the Persons set forth in Section 5.06 of the Parent Disclosure Letter.

5.07       Equity Financing.

(a)        Parent has delivered to the Company a true, complete and correct copy of the fully executed equity commitment letter (the “Equity Commitment Letter”), dated as of the date hereof, from Fairfax Financial Holdings Limited, a corporation organized under the Laws of Canada (the “Equity Investor”), pursuant to which the Equity Investor has agreed, upon the terms and subject only to the express conditions thereof, to contribute to or invest in Parent a maximum aggregate amount of $1,650,000,000 as set forth therein (the “Equity Financing”) and, immediately after the Equity Financing, Parent shall contribute and transfer to Merger Sub an amount of cash equal to the Equity Financing.  The Equity Commitment Letter expressly provides that the Company is a third-party beneficiary thereof to the extent provided therein, and the Company is entitled to enforce, directly or indirectly, the Equity Commitment Letter in accordance with its terms against the Equity Investor.

(b)         There are no conditions precedent or other contingencies to the obligations of the Equity Investor to fund the full amount of the Equity Financing in accordance with the terms of the Equity Commitment Letter other than those expressly set forth in the Equity Commitment Letter.  Assuming satisfaction (or waiver in accordance with Section 10.11 or Section 10.12) of the conditions set forth in Section 8.01 and Section 8.02, as of the date hereof, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy any of the conditions to the Equity Financing, or that the Equity Investor will not perform its obligations thereunder, in each case prior to or concurrently with the Effective Time.

(c)         Assuming the satisfaction (or waiver in accordance with Section 10.11 or Section 10.12) of the conditions set forth in Section 8.01 and Section 8.02, the Equity Financing, when funded in full in accordance with the Equity Commitment Letter, shall provide Parent and Merger Sub, prior to or concurrently with the Effective Time, with an aggregate amount of cash in immediately available funds sufficient to enable the payment of (i) the aggregate Merger Consideration, (ii) any other amounts required to be paid under Article III of this Agreement (other than the Final Dividend) and (iii) the aggregate amount required to redeem or repurchase the Company Series A Preferred Stock in accordance with Section 3.01(d)(i) (collectively, the “Required Amount”).

(d)         As of the date hereof, the Equity Commitment Letter is: (i) a legal, valid and binding obligation of Parent and Merger Sub and, to the Knowledge of Parent, the Equity Investor (subject to the Enforceability Exceptions) and (ii) in full force and effect.  As of the date hereof, no event has occurred that, with or without notice, lapse of time, or both, would or would reasonably be expected to (x) constitute a default or breach or a failure to satisfy a condition precedent by Parent under the terms and conditions of the Equity Commitment Letter or (y) result in any portion of the Equity Financing being unavailable or materially delayed at the Effective Time or on the Closing Date.  Parent has paid, or caused to be paid, in full any and all fees required to be paid pursuant to the terms of the Equity Commitment Letter on or before the date of this Agreement.  As of the date hereof, (A) the Equity Investor has not notified Parent or Merger Sub of its intention to terminate its commitment under the Equity Commitment Letter or not to provide any portion of the Equity Financing, (B) the Equity Commitment Letter has not been modified, amended, restated, supplemented or otherwise altered, and (C) none of the commitments under the Equity Commitment Letter have been withdrawn, terminated, amended, modified, repudiated or rescinded in any respect.  Other than the Equity Commitment Letter, there are no other fee letters, engagement letters, side letters or other Contracts to which Parent or any of its Affiliates is party related to the funding or investing, as applicable, of the Equity Financing that could affect the availability of the full amount of, or conditionality of, the Equity Financing in any respect.

(e)       Parent and Merger Sub acknowledge and agree that in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Equity Financing) by Parent or Merger Sub, or any other financing or other transactions, be a condition to any of Parent’s or Merger Sub’s obligations hereunder.

5.08     Solvency.  Immediately after giving effect to the consummation of the Transactions (including payment of the aggregate Merger Consideration, all other Required Amounts and any amounts that may become payable pursuant to Section 7.10 and Section 7.12) and assuming the accuracy in all material respects of the representations and warranties contained in Article IV, the performance by the Company and the Company Subsidiaries of the covenants and agreements contained in this Agreement and the satisfaction of the conditions set forth in Article VIII, the Surviving Company on a consolidated basis will be Solvent as of the Effective Time, as of the Closing Date and immediately after the Effective Time.  For purposes of this Agreement, “Solvent” means that, with respect to any Person, as of any date of determination, (a) the amount by which the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature.

5.09       [Reserved].

5.10      Brokers.  The Company will not be responsible for any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, to any broker, finder, investment banker or other Person in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or their respective Affiliates.

5.11      Stockholder and Management Arrangements.  Neither Parent nor Merger Sub, nor any of their respective Affiliates, is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any arrangements or other understandings (whether or not binding) with any director, officer, employee or stockholder of the Company or any of the Company Subsidiaries, (a) relating to (i) this Agreement or the Merger (except for the Equity Commitment Letter) or (ii) the Surviving Company or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time, (b) pursuant to which any holder of Shares (i) would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s Shares, (ii) agrees to vote to approve this Agreement or the Merger or (iii) agrees to vote against any Superior Proposal or (c) pursuant to which any third Person has agreed to provide, directly or indirectly, any capital to Parent, Merger Sub or the Company to finance the Transactions in whole or in part, in each case, excluding any Contracts, arrangements or understandings solely between or among the Security Holders (collectively, the “Stockholder and Management Arrangements”).  True, accurate and complete copies of any Stockholder and Management Arrangements, including all amendments thereto, as in effect as of the date of this Agreement, have been made available to the Company, the Board and the Special Committee.  As of the date of this Agreement, neither Parent nor Merger Sub, nor any of their respective Affiliates, is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any arrangements or other understandings in each case, which are binding on the parties thereto, with any officer or employee of the Company that is a Security Holder relating to employment or compensation after the Effective Time.

5.12       Information Supplied.  None of the information supplied or to be supplied in writing by or on behalf of Parent or Merger Sub expressly for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 will, on the date the Proxy Statement and the Schedule 13E-3 are first mailed (including by electronic delivery if permitted) to stockholders of the Company or at the time of the Stockholders Meeting (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing sentence, no representation or warranty is made by Parent or Merger Sub with respect to any information or statement made or incorporated by reference in the Proxy Statement or the Schedule 13E-3 that was not supplied by or on behalf of Parent or Merger Sub for use therein, including information supplied by or on behalf of the Company or any of its Representatives (in such capacity).

5.13      Non-Reliance on Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company and the Company Subsidiaries by Parent and Merger Sub, Parent and Merger Sub (and their respective Representatives) have received and may continue to receive from the Company and the Company Subsidiaries and their respective Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and the Company Subsidiaries and their respective businesses and operations.  Each of Parent and Merger Sub hereby acknowledges that (a) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, (b) Parent and Merger Sub have each made their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them, (c) neither Parent nor Merger Sub have relied, or are otherwise relying, upon any such information in connection with the Transactions (including their decision to enter into this Agreement) and (d) except for the representations and warranties set forth in Article IV or in any instrument or other document delivered pursuant to this Agreement, neither Parent nor Merger Sub will have any claim against the Company or any Company Subsidiary, or any of their respective equityholders or Representatives, or any other Person, with respect thereto.

5.14       No Other Representations or Warranties.

(a)          Except for the representations and warranties of any of the Parent Related Parties expressly set forth in this Article V, the Equity Commitment Letter, the Voting Agreements or in any instrument or other document delivered pursuant to or in connection with this Agreement, the Equity Commitment Letter or the Voting Agreements, none of the Parent Related Parties make any express or implied representation or warranty of any kind whatsoever, at Law or in equity, with respect to Parent, Merger Sub or any of their respective Affiliates or its or their respective businesses, operations, assets, liabilities or condition (financial or otherwise).

(b)          Notwithstanding anything to the contrary in this Agreement, each of Parent and Merger Sub hereby acknowledges and agrees (on its own behalf and on behalf of the Parent Related Parties) that, except for the representations and warranties of the Company expressly set forth in Article IV, the Voting Agreements or in any instrument or other document delivered pursuant to this Agreement, (A) none of the Company Related Parties makes, or has made, any representation or warranty and (B) none of the Parent Related Parties is relying on, or has relied on, any representation or warranty made, or information provided, by or on behalf of any Company Related Party, in each case, regarding any Company Related Party, its or their business, this Agreement, the Transactions or any other related matter.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

6.01       Conduct of Business by the Company Pending the Merger.  Except as (1) set forth in Section 6.01 of the Company Disclosure Letter, (2) expressly contemplated, required or permitted by this Agreement, (3) required by Law, Order or Governmental Authority or (4) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Company shall use its commercially reasonable efforts, and shall cause each of the Company Subsidiaries to use its respective commercially reasonable efforts, to (i) conduct the businesses of the Company and the Company Subsidiaries in a commercially reasonable manner and in all material respects in the ordinary course of business, (ii) preserve substantially intact its and their current business goodwill and to preserve substantially its and their relationships with key customers, suppliers, clients, vendors, distributors, licensors, licensees, Governmental Authorities, employees or any other Person with whom it and they have material business relations in all material respects and (iii) comply with applicable Law in all material respects.  Without limiting the generality of the foregoing, except as (A) set forth in Section 6.01 of the Company Disclosure Letter, (B) expressly contemplated, required or permitted by this Agreement, (C) required by Law, Order or Governmental Authority or (D) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Company shall not, and shall cause each Company Subsidiary not to:

(a)          declare, authorize, establish a record date for, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or other equity, property or a combination thereof) in respect of, any of its capital stock, other than (i) dividends or distributions by a Wholly Owned Subsidiary of the Company to the Company or another Wholly Owned Subsidiary of the Company, (ii) dividends payable to the holder of any shares of Company Preferred Stock in accordance with the terms of the applicable Certificate of Designations, (iii) two (2) quarterly cash dividends payable to holders of Shares made in the ordinary course of business, each in an amount not greater than $0.12 per share, provided that the Company shall not declare a dividend on or after the date of the Stockholders Meeting at which the Company Stockholder Approvals are obtained or (iv) regular dividends payable to any other Person to the extent required pursuant to its organizational or governing documents, including the Certificates of Designations;

(b)          split, combine, reclassify, subdivide or reduce any of its capital stock, except for any such transaction involving a Wholly Owned Subsidiary of the Company which remains a Wholly Owned Subsidiary of the Company after consummation of such transaction;

(c)         repurchase, redeem or otherwise acquire or offer to redeem, repurchase or otherwise acquire or amend the terms of, directly or indirectly, any shares of its capital stock or any options, warrants, rights, convertible or exchangeable securities, restricted stock units or other rights to acquire any such shares or other rights that give the holder thereof any economic interest of a nature accruing to the holders of such shares, other than (i) the withholding of Shares to satisfy Tax obligations with respect to the vesting and settlement of Company Equity Awards and (ii) in transactions solely among the Company or Wholly Owned Subsidiaries of the Company, directly or indirectly, by the Company;

(d)         issue, authorize the issuance of, pledge, dispose of, grant, transfer, encumber, deliver or sell any shares of its capital stock or other voting securities or equity interests, any options, warrants, rights, convertible or exchangeable securities, restricted stock units or other rights to acquire any such shares, securities, interests or other rights that give the holder thereof any economic interest of a nature accruing to the holders of such shares or securities, other than (i) upon the exercise or settlement of Company Equity Awards that are outstanding on the date of this Agreement (or granted following the date of this Agreement to the extent permitted by this Section 6.01(d) or Section 6.01(n)) in accordance with their terms, (ii) upon conversion of the Company Series A Preferred Stock, Company Series B Warrants or Company Series C Warrants, (iii) as required to comply with any Company Plan as in effect on the date of this Agreement, (iv) transactions solely among the Company or Wholly Owned Subsidiaries of the Company, (v) as required pursuant to any indebtedness in connection with any Investment Property in the ordinary course of business and (vi) pursuant to any joint venture agreement to admit a new partner in connection with any Investment Property in the ordinary course so long as such sale or issuance is in compliance with or permitted by Section 6.01(g);

(e)         incur, redeem, repurchase, assume, endorse, settle, guarantee, prepay or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any such indebtedness or debt securities of another Person or enter into any “keep well” or other agreement requiring the Company or a Company Subsidiary to maintain any financial statement condition of another Person, except for (i) intercompany indebtedness among the Company and the Company Subsidiaries, (ii) equipment financing arrangements, capital leases or other similar instruments issued, made or entered into in the ordinary course of business, (iii) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, “bad boy” or nonrecourse carveout guarantees, interest and carry guarantees, environmental indemnity agreements or guarantees, repayment guarantees, overdraft facilities or cash management programs, in each case issued, made, entered into or drawn in the ordinary course of business, (iv) indebtedness incurred under existing credit facilities, lines of credit or other existing arrangements (including in respect of letters of credit and any upsize or incremental facility under the Existing Credit Agreement), (v) indebtedness incurred in connection with the renewal, extension or refinancing of any indebtedness or revolving facility or line of credit existing on the date of this Agreement or permitted to be incurred, assumed or otherwise entered into hereunder, (vi) the redemption of the Existing Notes pursuant to the requisite provisions of the Existing Notes Indenture and (vii) indebtedness incurred in connection with any Investment Property in the ordinary course of business;

(f)         make any loans, capital contributions, or advances to any Person other than (i) to the Company or any Subsidiary of the Company, (ii) in connection with any acquisition permitted under Section 6.01(i), (iii) as required under the terms of any existing Contract as of the date of this Agreement or (iv) in the ordinary course of business consistent with the Company’s debt investment platform;

(g)          sell or lease to any Person, in a single transaction or series of related transactions, any of its material properties or assets, except (i) transfers, sales or leases between and among the Company and the Company Subsidiaries, (ii) dispositions of assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of the business of the Company or any Company Subsidiary, (iii) leases, subleases or licenses of Company Owned Property, Company Leased Property and voluntary terminations or surrenders of such Company Leases, (iv) sales, leases or licenses in the ordinary course of business, (v) sales, leases, licenses or ground leases in connection with any Investment Property or (vi) sales or leases of properties or assets in which the Company’s or a Company Subsidiary’s share of the consideration received in such sale or lease does not exceed $75,000,000 individually or $150,000,000 in the aggregate;

(h)          create or grant any Lien (other than a Permitted Lien) on any of its undertakings, properties, shares or assets, other than (i) to secure indebtedness and other obligations permitted under Section 6.01(e) or (ii) to the Company or to a Wholly Owned Subsidiary of the Company;

(i)          except pursuant to any Contract, arrangement or understanding entered into on or prior to the date of this Agreement and made available to Parent, make any acquisition (including by merger) of the capital stock or a material portion of the assets of any other Person or business, or division thereof, if the aggregate amount of consideration paid by the Company and the Company Subsidiaries in connection with such transaction or series of related transactions would exceed $50,000,000, other than any acquisition (including by merger) of Investment Property in the ordinary course of business or between or among the Company and the Wholly Owned Subsidiaries of the Company or between or among the Company’s Wholly Owned Subsidiaries;

(j)         (i) amend, modify, waive, rescind or otherwise change the Company Charter or the Company Bylaws or (ii) amend, modify, waive, rescind or otherwise change the comparable organizational documents of any Company Subsidiary in any respect that would reasonably be expected to materially delay, materially impede or prevent the consummation of the Transactions, including the Merger, by the Company;

(k)       compromise, settle or otherwise satisfy or agree to dismiss any pending or threatened Action against the Company or any Company Subsidiary, other than settlements of any pending or threatened Action (i) in which the Company or any Company Subsidiary is named as a nominal defendant, (ii) reflected or reserved against in the balance sheet of the Company included in the SEC Documents as of the Reference Date for an amount not in excess of the amount so reflected or reserved (excluding any amount that may be paid under insurance policies or indemnification agreements) or (iii) if the amount of any such settlement is individually not material to the Company and the Company Subsidiaries, taken as a whole, after taking into account any amounts that may be paid under insurance policies or indemnification agreements; provided that no settlement of any pending or threatened Action may involve any material injunctive or equitable relief or impose material restrictions on the business activities of the Company and the Company Subsidiaries, taken as a whole;

(l)      adopt a plan of merger, consolidation, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(m)        (i) make, change or revoke any material Tax election, (ii) change an annual Tax accounting period unless such change is to align the annual Tax accounting period to the Company’s fiscal year, (iii) adopt or change any material Tax accounting method, (iv) file any amended Tax Return with respect to a material amount of Tax, (v) apply for or enter into any material Tax ruling or closing agreement, (vi) settle any Tax claim or assessment with respect to a material amount of Tax or surrender any right to claim a material Tax refund, (vii) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment with respect to a material amount of Tax or (viii) enter into or make any voluntary disclosure with respect to any material amount of Taxes;

(n)       make any changes to the Company’s or any Company Subsidiary’s material methods, principles or practices of financial accounting or annual accounting period, except as required by GAAP, Regulation S-X of the Exchange Act (or any interpretation thereof) or by any Governmental Authority or applicable Law;

(o)        except (i) in the ordinary course of business or (ii) as required pursuant to the terms of any Company Plan or Collective Bargaining Agreement in effect on the date of this Agreement, (A) grant to any executive officer any material increase in compensation, (B) grant to any executive officer any material increase in severance, retention or termination pay, (C) establish, adopt, enter into or amend in any material respect any Collective Bargaining Agreement or material Company Plan, or (D) take any action to accelerate any rights or benefits under any material Company Plan; provided, however, that the foregoing shall not restrict the Company or any Company Subsidiary from providing employees who are newly hired or promoted based on job performance or workplace requirements, in each case, in the ordinary course of business, plans, agreements, benefits and compensation arrangements (including equity-based incentive grants) that have a value that is consistent with the value of compensation and benefits provided to employees holding similar positions (and, for clarity, the Company and the Company Subsidiaries may enter into, adopt, establish or amend Company Plans and other arrangements in order to provide such compensation and benefits to such newly hired or promoted employees);

(p)         amend, restate, waive or otherwise modify the terms of the Existing Credit Agreement or the Existing Notes Indenture (except for in the ordinary course of business and substantially consistent with past practice); or

(q)          authorize any of, or commit or agree to take any of, the foregoing actions in the preceding clauses (a) - (p).

6.02       Control of Operations.  Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Closing.  Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.01        Proxy Statement; Schedule 13E-3.

(a)          The Company and Parent shall cooperate to, concurrently with the preparation and filing of the Schedule 13E-3, prepare and file with the SEC, as promptly as reasonably practicable after the date of this Agreement (and use reasonable best efforts to do so within thirty (30) Business Days following the date hereof), a proxy statement as contemplated by Rule 14a of the Exchange Act (such proxy statement, as amended or supplemented, the “Proxy Statement”), which shall contain (i) the information specified in Schedule 14A under the Exchange Act concerning the Merger and (ii) the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL. The Company shall (A) provide Parent with a reasonable opportunity to review and comment on drafts of the Proxy Statement prior to filing the Proxy Statement with the SEC and (B) consider in good faith all reasonable comments made with respect thereto by Parent or its Representatives.

(b)         The Company and Parent shall cooperate to, concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13E-3”) relating to the Transactions.

(c)         Each of the Company and Parent shall provide each other and their respective outside legal counsel and other Representatives a reasonable opportunity to participate in any discussions or meetings with the SEC (or portions of any such discussions or meetings) that relate to the Proxy Statement or the Schedule 13E-3.  The Company shall promptly notify Parent, and Parent shall promptly notify the Company, as applicable, of the receipt of any comments from the SEC (or its staff) with respect to the Proxy Statement or the Schedule 13E-3 and of any request by the SEC for any amendment or supplement thereto or for additional information.  The Company shall promptly provide to Parent copies of all correspondence between the Company or any of its Representatives and the SEC with respect to the Proxy Statement and the Schedule 13E-3, and Parent shall promptly provide to the Company copies of all correspondence between Parent or any of its Representatives and the SEC with respect to the Proxy Statement and the Schedule 13E-3.  The Company, Parent and Merger Sub shall use their respective reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement or the Schedule 13E-3 from the SEC (or its staff), including by preparing any additional filings required by the SEC or pursuant to applicable Law (provided that, for the avoidance of doubt, prior to responding to any comments of the SEC (or its staff) or making any additional filings required by the SEC, each party shall provide the other with a reasonable opportunity to consult and review such responses or filings and shall consider in good faith any comments on such responses or filings).  The Company, Parent and Merger Sub shall use their respective reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing.  The Company shall cause the definitive Proxy Statement and the Schedule 13E-3 (and any other such additional required filings) to be mailed (including by electronic delivery if permitted) to the stockholders of the Company as of the record date established for the Stockholders Meeting as promptly as reasonably practicable after confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement and the Schedule 13E-3.

(d)         The Company agrees, as to itself and the Company Subsidiaries, that the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act.  The Company and Parent agree, as to themselves and their Affiliates, that the Schedule 13E-3 will comply in all material respects with the applicable provisions of the Exchange Act.  Each of Parent and Merger Sub shall provide the Company with such information concerning itself and its Affiliates as is customarily included in a proxy statement or Schedule 13E-3 prepared in connection with a transaction of the type contemplated by this Agreement or as otherwise required by Law, as requested by the SEC (or its staff), or as the Company may reasonably request, in each case, as promptly as reasonably practicable after its request by the Company.  The Company, Parent and Merger Sub shall ensure that none of the information supplied by it for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 will, at the date of mailing (including by electronic delivery if permitted) to stockholders of the Company and at the time of the Stockholders Meeting (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent, Merger Sub or their respective Representatives, for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 and Parent, Merger Sub and their respective Representatives assume no responsibility with respect to information supplied in writing by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

   (e)         If at any time prior to the Stockholders Meeting, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, or any transaction any of them have entered, or are contemplating entering, into in connection with this Agreement, is discovered by Parent, Merger Sub or the Company, which information should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3, so that the Proxy Statement or the Schedule 13E-3, as applicable, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party hereto that discovers such information shall as promptly as practicable following such discovery notify the other parties hereto and after such notification (i) the Company shall, as and to the extent required by applicable Law, promptly prepare an amendment or supplement to the Proxy Statement, (ii) the Company, Parent and Merger Sub shall, as and to the extent required by applicable Law, promptly prepare an amendment or supplement to the Schedule 13E-3 and (iii) the Company shall cause the Proxy Statement or Parent and the Company shall cause the Schedule 13E-3, as applicable, as so amended or supplemented to be filed with the SEC and the Company shall cause such filing to be disseminated to its stockholders.

7.02      Stockholders Meeting.  To the extent not prohibited by any Order, the Company shall, subject to the provisions of this Agreement, (a) conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act as promptly as reasonably practicable after the date hereof and take all necessary action in accordance with applicable Law and the Company’s governing documents to duly set a record date for the Stockholders Meeting (and the Company will not change the record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed)), which shall not be earlier than ten (10) Business Days after the date of this Agreement without the prior written consent of Parent, and (b) take all action required under applicable Law, the Company Charter, the Company Bylaws and the applicable requirements of NYSE necessary to promptly and duly call, give notice of, convene and hold, as promptly as reasonably practicable after the SEC confirms that it will not review, or that it has completed its review of, the Proxy Statement and the Schedule 13E-3, a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approvals (including any postponement, recess or adjournment thereof, the “Stockholders Meeting”); provided that the date of the Stockholders Meeting shall be set in consultation with, and be reasonably satisfactory to, Parent; provided, further, that the Company may postpone, recess or adjourn such meeting (and, if requested by Parent on no more than two occasions, taken together with any postponements, recesses or adjournments by the Company, shall for a reasonable period of time not to exceed ten (10) Business Days in the aggregate) (i) to the extent determined by the Board (acting upon the recommendation of the Special Committee) or the Special Committee in good faith after consultation with, and taking into account the advice of, its outside legal counsel, as being required by Law, fiduciary duty or a request from the SEC (or its staff), (ii) to allow reasonable additional time to solicit additional proxies to the extent the Company or Parent, as applicable, reasonably believes necessary to obtain the Company Stockholder Approvals or (iii) if as of the time for which the Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Stockholders Meeting (it being understood that the Company may not postpone, recess or adjourn the Stockholders Meeting more than two (2) times pursuant to clause (ii) or (iii) without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned), and each such postponement or adjournment shall not exceed ten (10) Business Days without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned)). Subject to Section 7.04, the Proxy Statement shall include the Board Recommendation and the Special Committee Recommendation and the Company shall use its reasonable best efforts to obtain the Company Stockholder Approvals from the Company equityholders entitled to vote thereon.  Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is validly terminated in accordance with its terms, the Company will submit the approval of this Agreement to its stockholders at the Stockholders Meeting even if the Board (or the Special Committee) has effected an Adverse Recommendation Change.

7.03       Access to Information; Confidentiality.

(a)         Except (i) as otherwise prohibited by applicable Law or the terms of any Contract or (ii) as would reasonably be expected to result in the loss of any attorney-client, attorney work product or other legal privilege, during the Pre-Closing Period, the Company shall and shall cause the Company Subsidiaries and their respective Representatives to, solely for the purposes of consummating the Transactions or facilitating the post-Closing operations, financing or integration of the Surviving Company with Parent and its Affiliates, and at Parent’s sole expense: (x) provide to Parent and its Representatives reasonable access, during normal business hours and upon reasonable prior notice to the Company by Parent, to the officers, employees, properties and offices and other facilities of the Company and the Company Subsidiaries, and to the material books and records thereof, and (y) furnish promptly to Parent such information concerning the business, properties, Contracts, assets, liabilities and personnel of the Company and the Company Subsidiaries as Parent or its Representatives may reasonably request (other than any of the foregoing that relate to (A) the negotiation and execution of this Agreement, (B) except as expressly provided in Section 7.04, any Acquisition Proposal or any other transactions potentially competing with or alternative to the Transactions or any Adverse Recommendation Change, (C) any deliberations of the Special Committee, whether prior to or after execution of this Agreement or (D) any deliberations of the Board (or any other committee thereof) in connection with the evaluation of the Transactions or any of the foregoing matters, whether prior to or after execution of this Agreement).  In the event that the Company or the Company Subsidiaries are withholding access or information requested by Parent or its Representatives in accordance with clause (i) or (ii) of this Section 7.03(a), the Company shall give notice to Parent of such fact and shall use reasonable best efforts to effect reasonable substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments. Any investigation conducted pursuant to the access contemplated by this Section 7.03 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and the Company Subsidiaries.  Any access to the properties of the Company and the Company Subsidiaries will be subject to the Company’s or applicable Company Subsidiary’s reasonable security measures and insurance requirements and will not include the right to perform invasive or subsurface testing or any sampling, monitoring or analysis of soil, groundwater, building materials, indoor air or other environmental media.  All notices or requests for access pursuant to this Section 7.03 must be directed to the Representatives of the Company specified by the Special Committee or its Representatives from time to time.

(b)         All information obtained by Parent or its Representatives pursuant to this Article VII shall be kept confidential in accordance with the confidentiality agreement, dated January 14, 2026 (the “Confidentiality Agreement”), between Hamblin Watsa Investment Counsel Ltd., a corporation organized under the Laws of Canada (“HWIC”), and the Company.  Notwithstanding the terms of the Confidentiality Agreement, nothing therein shall prevent Parent from being permitted to disclose such information to any Financing Party or prospective Financing Party and rating agencies (and in each case, to their directors, officers, creditor representatives and professional advisors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto, or (ii) are otherwise subject to other confidentiality arrangements reasonably satisfactory to the Company.  For the avoidance of doubt, each such Person shall constitute a Representative (as defined in the Confidentiality Agreement) of HWIC for all purposes thereunder.

7.04       No Solicitation.

(a)          Following the execution of this Agreement, the Company shall, and shall cause the Company Subsidiaries to, and shall direct its and their Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussions or negotiations that may be ongoing with any Person or its Representatives with respect to an Acquisition Proposal, and shall promptly request the prompt return or destruction of all confidential information previously furnished in connection therewith and promptly terminate all physical and electronic data room access previously granted to any such Person or its Representatives.  Any violation of this Section 7.04 by any of the Company’s Representatives (acting in such Person’s capacity as such) shall be deemed to be a breach of this Section 7.04 by the Company. The Company and the Company Subsidiaries shall not modify, amend, terminate, waive, release or fail to enforce any provisions of any confidentiality agreement (including any standstill provisions (or any similar provisions in any agreement)) to which the Company or any of the Company Subsidiaries is a party relating to an Acquisition Proposal; provided that, notwithstanding anything in this Agreement to the contrary, prior to the Company’s receipt of the Company Stockholder Approvals, the Company and the Company Subsidiaries shall be permitted to modify, amend, terminate, waive, release or fail to enforce any provisions of any such confidentiality agreement or standstill provisions (or similar or related provisions or agreement), if the Board (acting upon the recommendation of the Special Committee) or the Special Committee shall have determined (after consultation with its outside legal counsel) that the failure to take such action is reasonably likely to be inconsistent with the applicable directors’ fiduciary duties under applicable Law.

(b)         Except as permitted by this Section 7.04, during the Pre-Closing Period, the Company shall not, and shall cause the Company Subsidiaries not to, and shall direct its and their Representatives not to, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries, proposals or offers with respect to or which would reasonably be expected to lead to the submission of, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, any Acquisition Proposal, or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, except to notify such Person of the existence of this Section 7.04(b), (iii) except for an Acceptable Confidentiality Agreement, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement relating to any Acquisition Proposal or that would require the Company to abandon, terminate or fail to consummate the Merger (each, an “Acquisition Agreement”), (iv) approve, endorse or recommend any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or (v) resolve or agree to do any of the foregoing; provided that, if, prior to the earlier to occur of the termination of this Agreement pursuant to Article IX and the Company’s receipt of the Company Stockholder Approvals, the Company receives an Acquisition Proposal that did not result from a material breach of this Section 7.04 by the Company or its Representatives, and the Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with its outside legal counsel and financial advisor) that such bona fide Acquisition Proposal is, or would reasonably be expected to result in, a Superior Proposal and a failure to take the actions contemplated by the following clauses (A) or (B) would be reasonably likely to be inconsistent with the applicable directors’ fiduciary duties under applicable Law, the Company and the Company Subsidiaries and their respective Representatives may, prior to the Company’s receipt of the Company Stockholder Approvals, (A) engage in discussions or negotiations regarding such Acquisition Proposal (or contact such Person to clarify the terms and conditions thereof and otherwise facilitate such Acquisition Proposal or assist such Person and such Person’s Representatives and financing sources) with and (B) furnish information to, or afford access to the business, properties, assets, books, records or personnel, of the Company or any Company Subsidiary to, in each case, the Person making or renewing such Acquisition Proposal and its Representatives, so long as the Company and such Person have executed an Acceptable Confidentiality Agreement; provided, however, that any such information or access has previously been made available to Parent or shall be made available to Parent prior to, or substantially concurrently with, the time such information is made available to such Person.

(c)         From and after the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article IX and the Company’s receipt of the Company Stockholder Approvals, the Company shall promptly (and, in any event, within forty-eight (48) hours) after receipt of any Acquisition Proposal, notify Parent of the material terms of such Acquisition Proposal received by the Company, any Company Subsidiary or any of their respective Affiliates, and the identity of the Person or Group making such Acquisition Proposal, and shall provide Parent with unredacted copies of any proposals or offers related thereto, including proposed agreements (or where no such copies are available, a reasonably detailed written description thereof).  From and after the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article IX and the Company’s receipt of the Company Stockholder Approvals, the Company shall, and shall cause the Company Subsidiaries and their respective Affiliates to, keep Parent reasonably informed of the status and terms of, and material changes in, any such Acquisition Proposal. Prior to the earlier of the termination of this Agreement pursuant to Article IX and the Company’s receipt of the Company Stockholder Approvals, the Company shall promptly (and, in any event, within forty-eight (48) hours) following a determination by the Board (acting upon the recommendation of the Special Committee) or the Special Committee that an Acquisition Proposal is a Superior Proposal, to the extent the Board or the Special Committee is permitted to do so pursuant to this Section 7.04, notify Parent of such determination in writing (and, for the avoidance of doubt, following the Company’s receipt of the Company Stockholder Approvals, the Board and the Special Committee shall have no right to make such determination).

(d)         Except as permitted by this Section 7.04, the Board and each committee of the Board (including the Special Committee) shall not, and shall not publicly propose to: (i) (A) withdraw or adversely qualify (or modify or amend in a manner adverse to Parent) the Board Recommendation or the Special Committee Recommendation; (B) authorize, approve, adopt or recommend, or declare the advisability of, any Acquisition Proposal; or (C) take any formal action or make any recommendation or public statement in connection with any Acquisition Proposal that is a tender offer or exchange offer other than an unequivocal recommendation against such offer or a temporary “stop, look and listen” communication by the Board or the Special Committee of the type contemplated by Rule 14d-9(f) under the Exchange Act in which the Board, the Special Committee or the Company indicates that the Board Recommendation or the Special Committee Recommendation, as applicable, has not changed (any of the foregoing actions, an “Adverse Recommendation Change”), or (ii) cause or permit the Company or any of the Company Subsidiaries to enter into any Acquisition Agreement or otherwise resolve or agree to do so.

(e)        Notwithstanding anything in this Agreement to the contrary, until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Company’s receipt of the Company Stockholder Approvals, if in response to a bona fide Acquisition Proposal made after the date of this Agreement that has not been withdrawn and that did not result from a material breach of this Section 7.04, the Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with its outside legal counsel and financial advisor) that such Acquisition Proposal is a Superior Proposal, then (i) the Board (acting upon the recommendation of the Special Committee) or the Special Committee may make an Adverse Recommendation Change or (ii) only in the case of such determination by the Board (acting upon the recommendation of the Special Committee) or the Special Committee, the Company may terminate this Agreement pursuant to Section 9.01(f)(i) in order to enter into an Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to Section 9.01(f)(i) unless prior to, or concurrently with, such termination, the Company pays, or causes to be paid, to Parent the Company Termination Fee.

(f)        Prior to effecting an Adverse Recommendation Change to the extent permitted by Section 7.04(e) with respect to a Superior Proposal or terminating this Agreement pursuant to Section 9.01(f)(i) in order to enter into an Acquisition Agreement with respect to a Superior Proposal to the extent permitted by Section 7.04(e) and Section 9.01(f)(i), (i) the Company shall notify Parent in writing that the Board or the Special Committee intends to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.01(f)(i), as applicable, (ii) the Company shall provide Parent a summary of the material terms and conditions of such Superior Proposal (including the consideration offered therein and the identity of the Person or Group making the Superior Proposal) and an unredacted copy of the Acquisition Agreement, (iii) if requested to do so by Parent, for a period of four (4) Business Days following delivery of such notice, the Company shall discuss and negotiate in good faith, and shall make its Representatives available to discuss and negotiate, with Parent and its Representatives, any proposed modifications to the terms and conditions of this Agreement in such a manner that would obviate the need to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.01(f)(i), as applicable, and (iv) not earlier than the expiration of such four (4) Business Day period, the Board (acting upon the recommendation of the Special Committee) or the Special Committee shall determine in good faith, after considering the terms of any proposed amendment or modification to this Agreement proposed by Parent during such four (4) Business Day period and in consultation with its outside legal counsel and financial advisor, that such Superior Proposal still constitutes a Superior Proposal (it being understood and agreed that any material changes to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a second notice to Parent as provided above, but with respect to such second notice, references herein to a “four (4) Business Day period” shall be deemed references to a “two (2) Business Day period”; provided that such new notice shall in no event shorten the original four (4) Business Day period).

(g)       Notwithstanding anything in this Agreement to the contrary, until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Company’s receipt of the Company Stockholder Approvals, but subject to the Company’s, the Board’s and the Special Committee’s compliance with Section 7.04(h), the Board (acting upon the recommendation of the Special Committee) or the Special Committee may make an Adverse Recommendation Change in response to an Intervening Event if the Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with its outside legal counsel) that the failure to effect an Adverse Recommendation Change in response to such Intervening Event would be reasonably likely to be inconsistent with the applicable directors’ fiduciary duties under applicable Law.

(h)          Prior to effecting an Adverse Recommendation Change with respect to an Intervening Event, (i) the Company shall notify Parent in writing that it intends to effect an Adverse Recommendation Change, describing in reasonable detail the reasons for such Adverse Recommendation Change and the material facts and circumstances relating to such Intervening Event, (ii) if requested to do so by Parent, for a period of four (4) Business Days following delivery of such notice, the Company shall discuss and negotiate in good faith, and shall make its Representatives available to discuss and negotiate, with Parent and its Representatives, any proposed modifications, amendments or revisions to the terms and conditions of this Agreement in such a manner that would obviate the need to effect such Adverse Recommendation Change and (iii) not earlier than the expiration of such four (4) Business Day period, the Board (acting upon the recommendation of the Special Committee) or the Special Committee shall determine, after considering the terms of any amendment or modification to this Agreement proposed by Parent during such four (4) Business Day period and in consultation with its outside legal counsel, that the failure to effect an Adverse Recommendation Change would still be reasonably likely to be inconsistent with the applicable directors’ fiduciary duties under applicable Law.

(i)         Nothing contained in this Agreement shall prevent the Company or the Board (acting upon the recommendation of the Special Committee) or the Special Committee from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or (ii) making a statement contemplated by Item 1012(a) of Regulation M-A under the Exchange Act or otherwise complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal.  For the avoidance of doubt, a factually accurate public statement that only describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto shall not, in and of itself, constitute an Adverse Recommendation Change.

(j)           For purposes of this Agreement:

(i)          “Acquisition Proposal” means any proposal, offer, written inquiry or indication of interest (whether or not in writing), from any Person or Group, other than Parent, Merger Sub, the Equity Investor or the Security Holders, relating to (A) any direct or indirect purchase or other acquisition, in a single transaction or a series of related transactions, of (1) assets constituting twenty percent (20%) or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole (based on the fair market value thereof, as determined by the Board or any authorized committee thereof (including the Special Committee)), including an acquisition of twenty percent (20%) or more of such consolidated assets of the Company and the Company Subsidiaries indirectly through the acquisition of equity interests of a Company Subsidiary, or (2) twenty percent (20%) or more of the total outstanding equity securities (by vote or economic interests) of the Company; (B) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning, or having the right to acquire beneficial ownership of, twenty percent (20%) or more of the total outstanding equity securities of the Company (by vote or economic interests); (C) any direct or indirect merger, consolidation, business combination, recapitalization, share exchange, joint venture, restructuring, reorganization, liquidation, dissolution, lease, exchange, license or other similar transaction involving the Company or any of the Company Subsidiaries (other than any such transaction among the Company and the Company Subsidiaries) pursuant to which any such Person or Group would beneficially hold or control, directly or indirectly, twenty percent (20%) or more of the total outstanding equity securities (by vote or economic interests) of the Company or the surviving or resulting entity of such transaction or twenty percent (20%) or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole (based on the fair market value thereof, as determined by the Board or any authorized committee thereof (including the Special Committee)); or (D) any combination of the foregoing.

(ii)        “Intervening Event” means a material event, fact, development or occurrence (other than any event, development or occurrence resulting from a breach of this Agreement by the Company) with respect to the Company and the Company Subsidiaries or the business of the Company and the Company Subsidiaries, in each case taken as a whole, that (a) is neither known, nor reasonably foreseeable (with respect to magnitude or material consequences), by the Board or the Special Committee, as applicable, as of or prior to the execution and delivery of this Agreement and (b) first occurs, arises or becomes known to the Board or the Special Committee after the execution and delivery of this Agreement and on or prior to the date of the Company Stockholder Approvals; provided that (A) any event, fact, development or occurrence that involves or relates to an Acquisition Proposal or a Superior Proposal or any inquiry or communications or matters relating thereto, (B) the fact that the Company meets or exceeds or fails to meet or exceed, any internal, analysts’ or public estimates, expectations, projections or forecasts of the Company’s revenue, earnings or other financial performance or results of operations for any period or (C) any changes or lack thereof after the date hereof in the market price or trading volume of the Shares, individually or in the aggregate, will not be deemed to constitute an Intervening Event (it being understood that, with respect to clauses (B) and (C) the underlying facts or occurrences giving rise to meeting or exceeding such estimates, expectations, projections or forecasts or such changes or lack thereof in market price or trading volume may be taken into account in determining whether there has been an Intervening Event, to the extent not otherwise excluded from this definition).

(iii)        “Superior Proposal” means any bona fide written Acquisition Proposal received after the date of this Agreement that did not result from a material breach of Section 7.04 that is on terms that the Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with its outside legal counsel and financial advisor) and after taking into account the legal, financial, regulatory and other aspects of such Acquisition Proposal, (x) is reasonably capable of being consummated in accordance with its terms and (y) if consummated would result in a transaction more favorable to the Public Stockholders, from a financial point of view, than the Merger and the Transactions (taking into account any legal, regulatory, financial, timing, certainty of closing, financing and all other aspects of such proposal that the Board (or the Special Committee) considers relevant and any proposed amendment, adjustment, revision or other modification proposed by Parent pursuant to Section 7.04(f)).  For purposes of the reference to “Acquisition Proposal” in this definition, all references to “twenty percent (20%)” therein shall be deemed to be references to “fifty percent (50%)”.

7.05       Directors’ and Officers’ Indemnification and Insurance.

(a)       From and after the Effective Time, the Surviving Company and its Subsidiaries shall, and Parent shall cause the Surviving Company and its Subsidiaries to, to the fullest extent permitted under the DGCL, honor and fulfill in all respects the obligations of the Company and the Company Subsidiaries under any indemnification agreements in effect as of the date hereof and made available to Parent between the Company or any Company Subsidiary, on the one hand, and any of their respective present or former directors and officers (collectively, the “Indemnified Parties”), on the other hand.  In addition, the certificate of incorporation and bylaws (or similar organizational documents) of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the Company Charter or the Company Bylaws on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of the Company or applicable Company Subsidiary, except as required by applicable Law.

(b)          For a period of six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Company to, to the fullest extent permitted under applicable Law, indemnify and hold harmless each Indemnified Party against all costs and expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any Action (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as an officer or director of the Company or any Company Subsidiary, whether occurring at or before the Effective Time; provided that in the event that any claim for indemnification is asserted or made within such six (6)-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.  To the fullest extent permitted by Law, Parent shall, and shall cause the Surviving Company to, pay all reasonable and documented expenses (including reasonable and documented attorneys’ fees) of each Indemnified Party in advance of the final disposition of any such Action, subject to receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable Law that such Indemnified Party is not entitled to indemnification.  In the event of any such Action, Parent acknowledges, and shall cause the Surviving Company to acknowledge, that the Indemnified Parties shall be entitled to retain outside counsel selected by such Indemnified Party, and the Surviving Company, Parent and their respective Affiliates shall not settle, compromise or consent to the entry of any judgment in any pending or threatened Action to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents thereto in writing.

(c)        Prior to the Effective Time, the Company shall obtain “tail” insurance policies with respect to directors’ and officers’ liability insurance for claims arising from facts or events that occurred at or prior to the Effective Time on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date hereof for the six (6)-year period following the Effective Time. The Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail” policy in full force and effect for a period of no less than six (6) years after the Effective Time and continue to honor its obligations thereunder.

(d)         In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation, amalgamation or merger or (ii) transfers all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.05.

(e)          The provisions of this Section 7.05 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, and his or her heirs and legal representatives, each of whom shall be a third-party beneficiary under this Section 7.05, effective as of the Closing.

(f)          The rights of the Indemnified Parties pursuant to this Section 7.05 shall be in addition to, and not in substitution for, any other rights that such Indemnified Parties may have pursuant to (i) the Company Charter and the Company Bylaws; (ii) the organizational documents of the Company Subsidiaries; (iii) any and all indemnification agreements entered into with the Company or any of the Company Subsidiaries; or (iv) applicable Law (whether at Law or in equity).

7.06       Further Action.

(a)        Upon the terms and subject to the conditions set forth in this Agreement, Parent, Merger Sub and the Company agree to use reasonable best efforts to take, or cause to be taken (including by directing their respective Affiliates to take), and to do, or cause to be done (including by directing their respective Affiliates to do), all actions necessary, proper or advisable to consummate, as promptly as reasonably practicable, the Transactions, including using reasonable best efforts to (i) obtain all authorizations, consents, Orders, approvals, licenses, permits, expirations or terminations of waiting periods, and waivers of, and giving all notices, reports and other filings to, all Governmental Authorities that may be or become necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement and the consummation of the Transactions, including the Required Regulatory Approvals and (ii) provide such other information to any Governmental Authority as such Governmental Authority may lawfully and reasonably request in connection therewith.  Each party hereto shall execute and deliver any instruments necessary or advisable to promptly obtain such authorizations, consents, Orders, approvals, licenses, permits and waivers to consummate the Transactions.  In furtherance of the foregoing, each party agrees to make, or cause to be made, as promptly as reasonably practicable following the date of this Agreement, any appropriate filings, and notifications or draft submissions, pursuant to any Antitrust Law or Foreign Investment Law with respect to the Transactions.  The parties shall supply as promptly as reasonably practicable thereafter to the appropriate Governmental Authorities any additional information and documentary material that may be requested by such Governmental Authorities related to the Transactions.  Parent shall pay all filing fees to any Governmental Authority in order to make such filings or obtain any such authorizations, consents, Orders, approvals, licenses, permits and waivers.

(b)          Without limiting the generality of the undertaking of Parent and Merger Sub pursuant to this Section 7.06, each of Parent and Merger Sub shall, and shall direct each of its Affiliates to, use reasonable best efforts to obtain all consents under any Antitrust Law or Foreign Investment Law and avoid or eliminate each and every impediment under any Antitrust Law or Foreign Investment Law that may be asserted by any Governmental Authority or any other Person so as to enable the parties hereto to consummate the Transactions as promptly as practicable and in any event prior to the Outside Date, including (i) agreeing to conditions imposed by any Governmental Authority on the Company or any Company Subsidiary and proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, mitigation agreement or otherwise, the sale, divestiture, license or other disposition of the assets, properties or businesses of the Company or any Company Subsidiary, (ii) accepting any operational restrictions, or otherwise proposing, negotiating, taking or committing to take actions that limit the Company’s or any Company Subsidiary’s freedom of action with respect to, or Parent’s ability to retain or freely operate, any of the assets, properties, licenses, rights, operations or businesses to be acquired by Parent pursuant to this Agreement and (iii) entering into any other arrangements with respect to the Company or any Company Subsidiary, in each case, as are necessary or may be required in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, stay, temporary restraining order or other Order that would otherwise have the effect of materially delaying, materially impeding or preventing the consummation of the Transactions; provided, however, that none of Parent, Merger Sub or their respective Affiliates shall be required to (A) propose, negotiate, commit to, effect or agree to any action, restriction, condition, limitation, requirement or remedy pursuant to this Section 7.06(b) that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company and the Company Subsidiaries, taken as a whole or (B) propose, negotiate, commit to, effect or agree to any action, restriction, condition, limitation, requirement or remedy pursuant to this Section 7.06(b) with respect to the assets, properties or businesses of Parent or its Affiliates.  Each of Parent and Merger Sub agrees not to, and shall direct each of its Affiliates not to, (x) extend, directly or indirectly, any waiting period under any Antitrust Law or Foreign Investment Law or enter into any agreement with a Governmental Authority to delay or not to consummate the Merger or the other Transactions or (y) pull and refile any filing made under any Antitrust Law or Foreign Investment Law, in the case of each of clauses (x) and (y) except with the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.  In addition, each of Parent and Merger Sub shall, and shall direct each of its Affiliates to, defend any Action (including by defending through litigation) in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that would prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or the other Transactions.  Notwithstanding the foregoing, nothing in this Section 7.06 shall require the Company or any Company Subsidiary to take or agree to take, or refrain from taking, any action with respect to its assets, properties, businesses or operations (including any action described in this Section 7.06(b)) unless such action is conditioned upon clearance under the Required Regulatory Approvals and consummation of the Merger and the other Transactions and no actions taken pursuant to this Section 7.06 shall be considered for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur.

(c)       Parent and Merger Sub shall not, and shall direct their respective Affiliates not to, enter into any agreement or transaction (including any acquisition, purchase, merger, consolidation or other transaction) that would reasonably be expected to make it materially more difficult, or to materially increase the time required, to: (i) consummate the Merger and the Closing; (ii) obtain the authorizations, consents, Orders, approvals, licenses permits and waivers required under any Antitrust Law or Foreign Investment Law applicable to the Transactions; (iii) avoid the entry of, avoid the commencement of litigation seeking the entry of, or effect the dissolution of, any injunction, stay, temporary restraining order or other Order that would materially delay, materially impede or prevent the consummation of the Transactions; or (iv) obtain the Required Regulatory Approvals.

(d)         Subject to applicable Laws, the Company and Parent shall use (and shall direct their respective Affiliates to use) reasonable best efforts to (i) promptly cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating thereto and (ii) keep each other reasonably apprised of the content and status of any communications with, and communications from, any Governmental Authority with respect to the Transactions and shall permit the other party to review in advance (and to consider in good faith any comments made by the other party in relation to) any proposed material communication by such party to any Governmental Authority relating to such matters.  None of the parties to this Agreement shall agree to participate in any meeting, telephone call or discussion with any Governmental Authority in respect of any submissions, filings, investigation (including any settlement of the investigation), litigation or other inquiry relating to the matters that are the subject of this Agreement unless it consults with the other parties a reasonable amount of time in advance and, unless prohibited by such Governmental Authority or applicable Law, gives the other parties the opportunity to attend and participate at such meeting, telephone call or discussion.  The parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as any other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, if available.  The parties shall provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that each party may, as it deems advisable and necessary, reasonably designate any competitively sensitive materials provided to the other party as “Outside Counsel Only Material” and may redact the materials as necessary to (i) remove references concerning the valuation of the Company, (ii) comply with contractual arrangements and (iii) address reasonable attorney-client or other privilege or confidentiality concerns.

(e)          Subject to the proviso to this sentence, nothing in this Section 7.06 or any other provision of this Agreement shall require Parent, Merger Sub or any of their respective Affiliates to take or agree to take, or to refrain from taking, any action contemplated by Section 7.06(b)(i)-(iii), with respect to the Equity Investor or any Affiliates of the Equity Investor, Parent or Merger Sub, other than with respect to the Company or the Company Subsidiaries or the business, operations or ownership of any of the Company or the Company Subsidiaries; provided that nothing in this Section 7.06(e) shall qualify or limit in any respect the obligations of Parent and Merger Sub to make any necessary filings with or submissions to, or supply information or documentation to, or engage in communications with, Governmental Authorities as required by this Section 7.06. Parent shall use reasonable best efforts to cause the Equity Investor and any of its Affiliates to make any (i) necessary filings with or submissions to, or supply information or documentation to, or engage in communications with, Governmental Authorities as may be required by this Section 7.06 as if they were “Parent” hereunder and (ii) determinations required by, and in accordance with, Section 8.01(c) of the Parent Disclosure Letter, and any failure by the Equity Investor or any of its Affiliates to make such filings or submissions, supply such information or documentation, engage in such communications or make such determinations shall be deemed for all purposes of this Agreement to be a failure by Parent to comply with its obligations under this Agreement and a material breach of this Agreement by Parent.

7.07      Obligations of Parent and Merger Sub. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to cause Merger Sub to pay, perform and discharge its obligations hereunder.  During the Pre-Closing Period, Parent and Merger Sub shall not engage in any activity of any nature except any activity related to the Transactions or activities reasonably ancillary thereto.

7.08       Public Announcements.  The initial press release relating to this Agreement shall be a joint press release, the text of which has been agreed to by each of Parent and the Company.  Thereafter, except with respect to any release of public statement expressly permitted by and in accordance with Section 7.04 or relating to a termination pursuant to Section 9.01 or Section 9.03, each of Parent, Merger Sub and the Company shall consult (and shall cause their respective Affiliates to consult) with the other parties hereto before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions, except to the extent public disclosure is required by applicable Law or the rules or regulations of NYSE or any United States national securities exchange on which the Shares are then traded, in which case the issuing party shall use reasonable best efforts to consult with the other party before issuing any press release or making any such public statements.  Notwithstanding the foregoing or the terms of the Confidentiality Agreement, each party hereto may, without such consultation, make any public statement in response to inquiries from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in documents (including exhibits and all other information incorporated therein) required to be filed with or furnished to the SEC or the Canadian securities regulatory authorities, so long as such statements are consistent in all respects with previous press releases, public disclosures or public statements made jointly by the parties hereto (or individually in accordance with this Section 7.08).

7.09       Financing Cooperation.

(a)          During the Pre-Closing Period, the Company shall, and shall cause the Company Subsidiaries to, and each of them shall use their reasonable best efforts to cause their respective Representatives to, use their reasonable best efforts to provide customary cooperation, to the extent reasonably requested by Parent in writing and necessary for the obtaining and arranging of debt financing (if any, including the Existing Notes Offer) in connection with the Merger (any such financing, the “Debt Financing”), including:

(i)        using reasonable best efforts to prepare and timely file any filings or reports required to be filed by the Company under the Exchange Act;

(ii)      using reasonable best efforts to cause management of the Company, with appropriate seniority and expertise, to assist in preparation and participate in a reasonable number of rating agency presentations, road shows, investor meetings and due diligence sessions with Financing Parties, in each case (A) in connection with the Debt Financing and (B) at reasonable times and with reasonable advance notice;

(iii)        (A) using reasonable best efforts to provide assistance with the preparation of materials for rating agency presentations, high-yield roadshow presentations and offering memoranda, bank information memoranda, private placement memoranda, bridge teasers, syndication memoranda, customary offering documents, lender presentations and other customary marketing materials reasonably required in connection with the Debt Financing (collectively, the “Debt Marketing Materials”), including using reasonable best efforts to furnish (x) records, data or other information reasonably requested by the Financing Parties to support any historical statistical information or claims relating to the Company appearing in any offering memoranda constituting Debt Marketing Materials and (y) executed certificates of the chief financial officer (or other comparable officer) of the Company reasonably requested by the Financing Parties with respect to historical financial information or historical financial metrics, in each case relating to the Company and derived from the Company’s historical books and records, included in any offering memoranda constituting Debt Marketing Materials, (B) using reasonable best efforts to provide reasonable cooperation with the due diligence efforts of the Financing Parties to the extent reasonable and customary and (C) providing customary authorization letters with respect to the Company authorizing the distribution of information to prospective lenders and investors (including customary 10b-5 and material non-public information representations) (only to the extent such authorization letters contain customary disclaimers for the Company, its Affiliates and their respective Representatives with respect to responsibility for the use or misuse of the contents thereof);

(iv)        (A) using reasonable best efforts to obtain documents and deliver notices reasonably requested by Parent relating to the redemption, purchase or exchange (within the time periods required by the relevant governing agreement), in each case as and to the extent provided in Section 7.10, of the Existing Notes and the release of related guarantees, including the Notes Payoff Documents provided for in Section 7.10 (it being understood and agreed that any redemption, purchase or exchange or release is (and shall be) contingent upon the occurrence of the Closing and no actions shall be required which would obligate the Company or any Company Subsidiary to complete such redemption, purchase or exchange or release prior to the occurrence of the Closing) and (B) promptly, and in any event no later than four (4) Business Days prior to the Closing, providing to the Financing Parties all documentation and other information required by a Governmental Authority in connection with the Debt Financing under applicable “know-your-customer” and Anti-Money Laundering Laws, including the USA PATRIOT Act, Title III of Pub. L.107-56 (signed into law October 26, 2001) and the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018), in each case, as requested at least ten (10) Business Days prior to the Closing Date;

(v)         using reasonable best efforts to (A) assist in the preparation, execution and delivery of definitive financing documents, including any credit agreement, indentures, supplemental indentures, notes, guarantees and collateral documents and pledge and security documents in connection with the Debt Financing (including executing and delivering a solvency certificate from the chief financial officer or treasurer (or other comparable officer) of the Surviving Company (in a customary form)), and (B) facilitate the pledging of, granting of security interests in and obtaining perfection of any liens on assets of the Company pledged as collateral in connection with the Debt Financing, but in no event shall any of the items described in the foregoing clauses (A) and (B) be effective prior to the Closing;

(vi)      using reasonable best efforts to take all corporate, limited liability company, partnership or other similar actions reasonably requested by Parent to permit the consummation of the Debt Financing; provided that no such actions shall be required to be effective prior to the Closing; and

(vii)      using reasonable best efforts to cause KPMG LLP to (A) furnish to the Financing Parties customary consents and comfort letters, together with drafts of such comfort letters (including, if applicable, “negative assurance” comfort and change period comfort) that such independent auditors of the Company are prepared to deliver upon “pricing” and “closing” of any high-yield bonds being issued as all or a portion of the Debt Financing, and deliver such comfort letters upon the “pricing” and “closing” of any such high-yield bonds, with respect to financial information relating to the Company, as reasonably requested by Parent or the Financing Parties, as necessary or customary for financings similar to the Debt Financing and (B) attend accounting due diligence sessions.

(b)        Notwithstanding anything to the contrary in this Agreement, none of the Company nor any Company Subsidiaries nor any of their respective Representatives shall be required to take or permit the taking of any action pursuant to this Section 7.09 or pursuant to Section 7.10 that could:  (i) require the Company or any Company Subsidiary or any of their respective Affiliates or any Persons who are officers or directors of any such entity to pass resolutions or consents to approve or authorize the Debt Financing or any certificate, document, instrument, agreement or action in connection with the Debt Financing prior to Closing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement in connection with the Debt Financing (except (I) any certificate of the chief financial officer of the Company described in clause (a)(iii)(A)(y) above that is required to be delivered upon “pricing” and closing of any high yield bonds, (II) the authorization letters set forth in clause (a)(iii)(C) above, (III) the redemption or exchange documents and notices set forth in clause (a)(iv)(A) above, (IV) the “know-your-customer” and anti-money laundering documents contemplated by clause (a)(iv)(B) above), (V) any certificate of an officer of the Company reasonably requested by Parent’s counsel in connection with the delivery of any legal opinions such counsel may be required to deliver (including the certificates set forth in clauses (a)(iii) and (a)(v) above) and (VI) the representation letters required by the Company’s auditors in connection with the delivery of “comfort letters” set forth in clause (a)(vii) above), (ii) cause any representation, warranty, covenant or agreement in this Agreement to be breached by the Company or any of its Affiliates, or require the Company to waive or amend any terms of this Agreement, (iii) require the Company or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation or otherwise incur any obligation under any agreement, certificate, document or instrument (except to the extent that such fees, expenses, obligations or liabilities are subject to and conditioned upon the occurrence of Closing or paid by Parent), (iv) require the Company or any Company Subsidiary to execute and deliver any pledge or security documents or certificates or documents or instruments relating to the provision of collateral, or otherwise pledge any assets as collateral, other than those that become effective as of or after the Closing, (v) reasonably be expected to cause any director, officer, employee or equityholder of the Company or any of its Affiliates to incur any personal liability, (vi) reasonably be expected to conflict with the organizational documents of the Company or any of its Affiliates or any applicable Law, (vii) reasonably be expected to result in any violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Material Contract to which the Company or any of its Affiliates is a party, (viii) provide access to or disclose information that the Company or any of its Affiliates reasonably determines would jeopardize any attorney-client privilege or other applicable privilege or protection of the Company or any of its Affiliates, (ix) unreasonably interfere with the ongoing business or operations of the Company or any of its Affiliates, (x) require the Company or any Company Subsidiary to provide or prepare (A) any financial statements (including any “flash” numbers or preliminary results) other than those in the Exchange Act reports contemplated by Section 7.09(a)(i), (B) any pro forma financial statements, pro forma adjustments, projections, an as-adjusted capitalization table, information related to synergies, cost savings, ownership or other post-Closing adjustments, or other prospective information, (C) any description of all or any component of any financing undertaken by Parent in connection with the Transactions, including any such description to be included in liquidity and capital resources disclosure or any “description of notes”, (D) any risk factors relating to all or any component of any financing undertaken by Parent in connection with the Transactions, (E) any “segment reporting”, subsidiary financial statements or any information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X (other than those in the Exchange Act reports contemplated by Section 7.09(a)(i) to the extent required as a result of the Existing Notes), (F) any information required by Regulation S-K Item 402 or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A (other than any information required to be included in the Exchange Act reports contemplated by Section 7.09(a)(i)) or (G) any information that is not available from the Company’s or the Company Subsidiaries’ financial records prepared in the ordinary course of business or (xi) require the Company or any Company Subsidiary to (A) register any new securities (including any guarantees thereof) under the Securities Act, (B) list any new securities on any securities exchange or (C) file a registration statement under the Securities Act or the Exchange Act.  Nothing contained in this Section 7.09, in Section 7.10 or otherwise in this Agreement shall require the Company or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing or any other indebtedness.  In no event shall any new debt securities issued pursuant to this Section 7.09 or Section 7.10 be required to be registered under the Securities Act or listed on any securities exchange prior to Closing.  Parent shall, promptly on request by the Company, reimburse the Company and each of its Affiliates for all out-of-pocket costs incurred by them or their respective Representatives in connection with the cooperation pursuant to this Section 7.09, in connection with any amendment to the Existing Credit Agreement that is effective as of the date hereof or in connection with any transactions or other actions pursuant to Section 7.10 and shall reimburse, indemnify and hold harmless the Company and its Affiliates and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by any of them at the request of Parent or its Representatives pursuant to this Section 7.09 or in connection with any amendment to the Existing Credit Agreement that is effective as of the date hereof or any transaction or other action taken by any of them under any of Sections 7.10(a) through (d) and, in each case, any information used in connection therewith, except to the extent that any of the foregoing arises from (x) the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, the Company or any of their respective Representatives, as applicable, or (y) information provided by the Company or any of their respective Representatives, as applicable, that, at the time the statements were made, were actually known by the person seeking indemnification to contain any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case, as determined by a court of competent jurisdiction in a final and non-appealable decision.

(c)         Notwithstanding anything to the contrary in this Agreement, the Company will be deemed to be in compliance with this Section 7.09 and with Section 7.10, and the Company’s breach of any of the covenants required to be performed by it under this Section 7.09 and Section 7.10 shall not constitute a breach or failure to perform by the Company, for purposes of Section 8.02(b).

(d)         The Company shall notify Parent if any information in respect of the Company or any Company Subsidiary provided to Parent, to the Knowledge of the Company, when taken as a whole and in light of the circumstances under which such statements were made, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading.

(e)         The Company hereby consents to the use of its logos, names and trademarks in a non-trademark manner in connection with the Debt Financing; provided that such logos, names and trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any Company Subsidiary or the reputation or goodwill of the Company or any Company Subsidiary.

7.10       Financing Matters.

(a)        During the Pre-Closing Period, if requested by Parent, the Company shall, with respect to the Existing Notes Indenture, use reasonable best efforts to (i) issue or cause to be issued one or more notices of optional redemption or similar notices (each of which shall provide that the redemption of the Existing Notes shall be contingent upon the Closing) in respect of all of any series of then-outstanding Existing Notes under the Existing Notes Indenture pursuant to the requisite provisions of the Existing Notes Indenture and (ii) take such other actions as it determines to be necessary or advisable (or that Parent reasonably requests) to facilitate redemption of such Existing Notes at and contingent upon the Closing, including the delivery, taking or making of all required documents or actions (other than the deposit of funds in accordance with this paragraph or the payment of any fees, expenses or other amounts) under the Existing Notes Indenture to effect the redemption of such Existing Notes pursuant to the requisite provisions of the Existing Notes Indenture; provided that, in no event shall this Section 7.10 require the Company or any Company Subsidiary to cause any redemption or termination of such Existing Notes or the Existing Notes Indenture prior to the occurrence of the Closing Date (or, if the redemption cannot be effected on the Closing Date in compliance with the Existing Notes Indenture, then the earliest date possible after the Closing Date in compliance with the Existing Notes Indenture) (such notice and redemption documents, the “Notes Payoff Documents”).  No later than the date of redemption, Parent shall deposit with the trustee under the Existing Notes Indenture the amount of funds required to effect such redemption.  Any notices delivered pursuant to this Section 7.10(a) and other related documents prepared by or on behalf of the Company in connection therewith shall be subject to the prior review of, and opportunity for comment by, Parent and its counsel, and the Company shall consider in good faith any comments provided by Parent or its counsel.  Notwithstanding the foregoing, neither the Company nor any Company Subsidiary shall be required pursuant to this Section 7.10(a) to execute and deliver any document or instrument (or cause any document or instrument to be executed or delivered) not conditioned on or delivered substantially concurrently with the occurrence of the Closing.

(b)          Prior to the Closing Date, the Company shall, with respect to the Series A Certificate of Designations, use reasonable best efforts to (i) issue or cause to be issued one or more notices of optional redemption, repurchase or similar notices (each of which shall provide that the redemption or repurchase of the Company Series A Preferred Stock shall occur immediately prior to the Closing) in respect of all of the then-outstanding Company Series A Preferred Stock under the Series A Certificate of Designations pursuant to the requisite provisions of the Series A Certificate of Designations and (ii) take such other actions as it determines to be necessary or advisable (or that Parent reasonably requests) to facilitate the redemption or repurchase of such Company Series A Preferred Stock immediately prior to the Closing, including the delivery, taking or making of all required documents or actions (other than the deposit of funds in accordance with this paragraph or the payment of any fees, expenses or other amounts) under the Series A Certificate of Designations to effect the redemption of such Company Series A Preferred Stock pursuant to the requisite provisions of the Series A Certificate of Designations; provided that, in no event shall this Section 7.10 require the Company or any Company Subsidiary to cause any redemption, repurchase or termination of such Company Series A Preferred Stock or the Series A Certificate of Designations prior to the occurrence of the Closing Date (or, if the redemption cannot be effected on the Closing Date in compliance with the Series A Certificate of Designations, then the earliest date possible after the Closing Date in compliance with the Certificate of Designations).  No later than the date of repurchase or redemption, the Company or the Surviving Company, as applicable, shall pay the holders of the Company Series A Preferred Stock the amount of funds required to effect such repurchase or redemption.  Any notices delivered pursuant to this Section 7.10(b) and other related documents prepared by or on behalf of the Company in connection therewith shall be subject to the prior review of, and opportunity for comment by, Parent and its counsel, and the Company shall consider in good faith any comments provided by Parent or its counsel.  Notwithstanding the foregoing, neither the Company nor any Company Subsidiary shall be required pursuant to this Section 7.10(b) to execute and deliver any document or instrument (or cause any document or instrument to be executed or delivered) not conditioned upon the satisfaction or, to the extent permitted by Law, waiver of the conditions to Closing set forth in Article VIII or delivered immediately prior to the Closing.

(c)          During the Pre-Closing Period, the Company shall with respect to the Existing Notes and the Existing Notes Indenture:

(i)          if requested by Parent, use reasonable best efforts to commence a consent solicitation with respect to such Existing Notes to seek to obtain the requisite consents from holders of such Existing Notes needed to amend, eliminate or waive certain sections of the Existing Notes Indenture specified by Parent (each, an “Existing Notes Consent Solicitation”) on such terms and conditions, including with respect to consent fees, that are proposed by Parent and permitted by applicable Law, the Existing Notes Indentures, the organizational documents and other contracts of the Company and the Company Subsidiaries; provided that (x) Parent shall be responsible for preparation of the necessary consent solicitation statement, supplemental indenture and other related documents in connection with such Existing Notes Consent Solicitation (the “Existing Notes Consent Solicitation Documents”) and the payment of all fees, expenses and other amounts relating to any Existing Notes Consent Solicitation; and (y) Parent shall consult with the Company and afford the Company and its counsel a reasonable opportunity to review and comment on the Existing Notes Consent Solicitation Documents and Parent will give reasonable consideration to the comments, if any, raised by the Company.  The Company shall, and shall use its reasonable best efforts to cause its Representatives to, provide all cooperation reasonably requested by Parent in connection with an Existing Notes Consent Solicitation, including appointing one or more solicitation agents selected by Parent; provided that (for the avoidance of doubt) Parent will pay all fees and expenses of such solicitation agents.  The Company shall waive any of the conditions to any Existing Notes Consent Solicitation as may be reasonably requested by Parent (other than the condition that any proposed amendments set forth therein shall not become operative until the Closing), so long as such waivers would not cause such Existing Notes Consent Solicitation to violate applicable Law, including SEC rules and regulations, or the Existing Notes Indentures, organizational documents or any material contract of the Company and the Company Subsidiaries, and to not, without the prior written consent of Parent, waive any condition to any Existing Notes Consent Solicitation or make any material change, amendment or modification to the terms and conditions of any Existing Notes Consent Solicitation other than as directed by Parent.  Promptly following the expiration of an Existing Notes Consent Solicitation, assuming the requisite consent from the holders of the applicable Existing Notes has been received and certified by the solicitation agent, the Company shall cause an appropriate supplemental indenture (each, an “Existing Notes Supplemental Indenture”) to become effective providing for the amendments of the Existing Notes Indenture contemplated in the Existing Notes Consent Solicitation Documents; provided, however, that notwithstanding the fact that an Existing Notes Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative until the Closing.  The form and substance of the Existing Notes Supplemental Indenture, if any, shall be reasonably satisfactory to Parent;

(ii)        if requested by Parent, use reasonable best efforts to commence a tender offer or an exchange offer as specified by Parent, with respect to all of the outstanding notes of any series of Existing Notes (which, for the avoidance of doubt, will be limited to holders of Existing Notes that are eligible to participate in a tender offer or exchange offer, as applicable, that is not registered under the Securities Act or the Exchange Act), on such terms and conditions, including pricing terms, that are proposed, from time to time, by Parent and permitted by applicable Law and the Existing Notes Indentures, the organizational documents and other material contracts of the Company and the Company Subsidiaries (the “Existing Notes Offer”); provided that (x) Parent shall be responsible for preparation of the necessary offering document, offer to purchase, related letter of transmittal, supplemental indenture, to the extent applicable, and other related documents in connection with such Existing Notes Offer (the “Existing Notes Offer Documents”) and the payment of all fees, expenses and other amounts relating to any Existing Notes Offer; and (y) Parent shall consult with the Company and afford the Company and its counsel a reasonable opportunity to review and comment on the material terms and conditions of the Existing Notes Offer and the Existing Notes Offer Documents, and Parent will give reasonable consideration to the comments, if any, raised by the Company.  The terms and conditions specified by Parent for the Existing Notes Offer shall be in compliance with the Existing Notes Indenture and any applicable Laws, including SEC rules and regulations.  The closing of any Existing Notes Offer shall be expressly conditioned on the occurrence of the Closing, and, in accordance with the terms of any Existing Notes Offer, upon or following the Closing, the Surviving Company shall accept for purchase, and purchase, all Existing Notes validly tendered and not validly withdrawn in such Existing Notes Offer (provided that the proposed amendments to the Existing Notes Indenture set forth in any Existing Notes Offer Document may not become effective unless and until the Closing has occurred).  The Company shall, and shall use its reasonable best efforts to cause its Representatives to, use reasonable best efforts to provide all cooperation reasonably requested by Parent in connection with any Existing Notes Offer, including appointing one or more dealer managers selected by Parent; provided, that (for the avoidance of doubt) Parent will pay all fees and expenses of such dealer managers.  Any Existing Notes Offer shall comply in all material respects with the applicable requirements of the Exchange Act, including Rule 14e-1, the Securities Act, the TIA and any other applicable Law, it being understood that neither the Company nor any Company Subsidiary shall be required to take any action that does not comply with such applicable Law.  As applicable, the Company shall waive any of the conditions to any Existing Notes Offer as may be reasonably requested by Parent (other than the condition that an Existing Notes Offer is conditioned on the Closing occurring), so long as such waivers would not cause such Existing Notes Offer to violate the Securities Act, the Exchange Act, the TIA or any other applicable Law, or the Existing Notes Indentures, organizational documents or any material contract of the Company and the Company Subsidiaries, and shall not, without the prior written consent of Parent, waive any condition to any Existing Notes Offer or make any material change, amendment or modification to the terms and conditions of any Existing Notes Offer (including any extension thereof) other than as directed by Parent.  If, at any time prior to the completion of an Existing Notes Offer, the Company or any Company Subsidiary, on the one hand, or Parent or any of its Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Existing Notes Offer Documents, so that the Existing Notes Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall promptly notify all other parties, and an appropriate amendment or supplement prepared by Parent or its Subsidiaries describing such information shall be disseminated to the holders of the applicable Existing Notes.

(d)         During the Pre-Closing Period, the Company shall cancel, or accept the transfer and contribution of, as applicable, the outstanding Company Series B Preferred Stock or Company Series C Preferred Stock and the Company Warrants, in each case as described in Section 7.10(d) of the Parent Disclosure Letter, to the extent jointly requested in writing by Parent and the applicable holders of a majority of the outstanding Company Series B Preferred Stock or Company Series C Preferred Stock, as applicable, prior to the Closing.

7.11       [Reserved.]

7.12      Existing Notes.  Solely to the extent required to do so under the then applicable terms of the Existing Notes Indenture or the Existing Notes, Parent shall cause the Surviving Company to comply in all material respects with its obligations to make, conduct and consummate the Fundamental Change Offer (as defined in the Existing Notes Indenture) in accordance with the terms of the Existing Notes Indenture and the Existing Notes; provided, however, that no action shall be required under this Section 7.12 except to the extent required under the then applicable terms of the Existing Notes Indenture or the Existing Notes as a result of the consummation of the Transactions, including the Merger.

7.13       Stock Exchange De-Listing.  Parent shall use reasonable best efforts to cause the Company Common Stock to be de-listed from NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time and, prior to the Effective Time, the Company shall reasonably cooperate with Parent to accomplish the foregoing and shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of NYSE to enable the de-listing by the Company of the Company Common Stock from NYSE and the deregistration of the Company Common Stock under the Exchange Act promptly after the Effective Time.

7.14      Stockholder Litigation.  Prior to the Effective Time, the Company shall notify Parent promptly in writing of the commencement of any stockholder litigation brought or threatened in writing against the Company, any of the Company Subsidiaries or any of their respective directors or officers relating to the Transactions (“Transaction Litigation”) and shall promptly advise Parent of any material developments to keep Parent reasonably informed with respect to the status thereof.  Prior to the Effective Time, the Company, acting at the direction of the Special Committee, shall be entitled to direct and control the overall defense, negotiation and settlement of any such Transaction Litigation; provided that the Company shall (a) give Parent the opportunity to review and propose comments with respect to all material filings, pleadings and responses proposed to be filed or submitted by or on behalf of the Company prior to such filing or submission, and the Company shall consider such comments in good faith, (b) give Parent the right to participate in the defense, settlement or prosecution of any Transaction Litigation and (c) reasonably consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation.  The Company, acting at the direction of the Special Committee, shall not, and shall cause its Representatives not to, compromise or settle, or agree to compromise or settle, any Transaction Litigation without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

7.15      Takeover Laws; Section 16 Matters.  If any “fair price”, “moratorium”, “control share acquisition”, “interested shareholder” or other anti-takeover Law is, becomes, may become or is deemed to be applicable to this Agreement, the Transactions or the Voting Agreements, then the Board and the Special Committee shall grant such approvals and take such reasonable actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Law or Laws inapplicable to the foregoing.  Prior to the Effective Time, the Company, including the Board or any appropriate committee thereof, shall take such further actions, if any, as may be reasonably necessary or appropriate to ensure that all transactions in equity securities of the Company (including any derivative securities) pursuant to the Merger and the other Transactions by any officer or director of the Company who is subject to Section 16(a) of the Exchange Act (or any other Persons who may be deemed subject to Section 16(a) of the Exchange Act as a “director by deputization”) are exempt under Rule 16b-3 promulgated under the Exchange Act.

7.16       Equity Financing.  Upon the terms and subject to the conditions of this Agreement, each of Parent and Merger Sub shall not, without the prior written consent of the Company, effect or permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Equity Commitment Letter. Upon the terms and subject to the conditions set forth herein, prior to the Effective Time, Parent and Merger Sub shall each take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to consummate and obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letter, including (i) maintaining in effect the Equity Commitment Letter, (ii) satisfying on a timely basis all conditions to funding that are applicable to Parent and Merger Sub in the Equity Commitment Letter that are within its control, (iii) consummating the Equity Financing at or prior to the Closing, (iv) complying with its obligations pursuant to the Equity Commitment Letter and (v) enforcing its rights pursuant to the Equity Commitment Letter.  Parent and Merger Sub shall give the Company prompt notice of, and keep the Company informed on a reasonably current basis and in reasonable detail of, (i) any actual or potential breach, default, termination or repudiation by any party to the Equity Commitment Letter of which Parent or Merger Sub becomes aware, including the receipt of any written notice or communication with respect thereto, and (ii) the occurrence of an event or development that would reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Equity Financing at or prior to the Closing.

7.17       Employee Matters.

(a)       For the period commencing on the Closing Date and ending on December 31, 2026 (or until an earlier termination of employment), Parent shall, and shall cause the Surviving Company and its Subsidiaries to, provide each individual who is employed by the Company or any Company Subsidiary immediately prior to the Effective Time (each, a “Continuing Employee”) with (i) a base salary or wages (as applicable) that are, in each case, no less favorable than those in effect immediately prior to the Effective Time, (ii) target annual cash incentive opportunities (as applicable) that are substantially comparable in the aggregate to those in effect for such Continuing Employee immediately prior to the Effective Time and (iii) employee benefits (excluding any equity-based compensation, retention, nonqualified deferred compensation, change in control or similar one-time or special benefits or arrangements, postretirement health and welfare benefits and defined benefit pension benefits) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time.

(b)          With respect to employee benefit plans of the Surviving Company and its Subsidiaries, including any vacation, paid time-off and severance plans, for all purposes, including determining eligibility to participate, level of benefits and vesting, the service of each Continuing Employee, any Company Subsidiary or any of their respective predecessors shall be treated as service with the Surviving Company or any of its Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits as to any plan to the extent that such service is not recognized thereunder as to all participants therein.

(c)         Parent shall, or shall cause the Surviving Company to, (i) honor in accordance with their terms all the Company Plans, as in effect at the Effective Time, (ii) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by the Surviving Company or any of its Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time and (iii) to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time, except to the extent that such limits or forfeitures applied under the comparable Company Plan are in effect as of the Effective Time.

(d)         Notwithstanding any provision of this Agreement to the contrary, the provisions of this Section 7.17 are solely for the benefit of the parties to this Agreement, and no provision of this Section 7.17 is intended to, or shall, (i) constitute the establishment or adoption of or an amendment to any Company Plan or other employee benefit plan for purposes of ERISA or otherwise, (ii) prevent the Company, the Company Subsidiaries, Parent or the Surviving Company from amending or terminating any of their respective benefit plans (including any Company Plan in accordance with its terms), (iii) prevent Parent, after the Effective Time, from terminating the employment of any employees of the Company or any Company Subsidiary who continue to be actively employed by the Surviving Company or any of its Subsidiaries or (iv) create any third-party beneficiary rights in any Person (including any Company Associate or any collective bargaining representative thereof).

ARTICLE VIII

CONDITIONS TO THE MERGER

8.01        Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction (or written waiver by the Company and Parent, if permissible by Law), at or prior to the Effective Time, of each of the following conditions:

(a)         Company Stockholder Approvals.  The Company Stockholder Approvals shall have been obtained at the Stockholders Meeting.

(b)        No Order.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, whether temporary, preliminary or permanent, that is in effect that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Merger.

(c)          Antitrust and FDI Approvals.  All waiting periods (including any extension thereof) shall have expired or been terminated and all clearances or approvals shall have been obtained, in each case, as set forth in Section 8.01(c) of the Parent Disclosure Letter (collectively, the “Required Regulatory Approvals”).

8.02       Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver by Parent (where permissible), at or prior to the Effective Time, of the following additional conditions:

(a)         Representations and Warranties.  (i) The representations and warranties of the Company set forth in Section 4.02(a) and Section 4.02(c) (Capitalization) shall be true and correct in all respects as of the Closing Date, as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), other than for inaccuracies that are individually or in the aggregate de minimis; (ii) the representations and warranties of the Company set forth in Section 4.08(a) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the Closing Date, as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date); (iii) the representations and warranties of the Company set forth in Section 4.01(a) (Organization and Qualification), Section 4.03 (Authority; Binding Nature of Agreement), Section 4.05 (Vote Required), Section 4.06 (Anti-Takeover Provisions) and Section 4.21 (Brokers) that are qualified by the term “material” or “Material Adverse Effect” shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case as of the Closing Date as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date); and (iv) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the Closing Date, as if made at such time, except to the extent such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), other than, in the case of this clause (iv), for such failures to be true and correct that would not have a Material Adverse Effect (it being understood that for the purpose of this clause (iv) all references to the term “Material Adverse Effect” and other qualifications based on the word “material” set forth in any such representations and warranties shall be disregarded).

(b)        Agreements and Covenants.  The Company shall have performed or complied with the covenants, agreements and obligations required by this Agreement to be performed or complied with by it at or prior to the Effective Time in all material respects.

(c)          Material Adverse Effect.  Since the date of the Agreement, no Material Adverse Effect shall have occurred and be continuing.

(d)         Officer Certificate.  The Company shall have delivered to Parent a certificate, dated as of the Closing Date, signed by an executive officer of the Company, certifying that the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c) have been satisfied.

8.03       Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver by the Company (where permissible), at or prior to the Effective Time, of the following additional conditions:

(a)       Representations and Warranties.  (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.01 (Organization and Qualification), Section 5.03 (Authority; Binding Nature of Agreement), Section 5.10 (Brokers) and Section 5.11 (Stockholder and Management Arrangements) that are qualified by the term “material” or “Parent Material Adverse Effect” shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case as of the Closing Date as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), (ii) the representations and warranties of Parent and Merger Sub set forth in the last sentence of Section 5.06 (Operations of Parent and Merger Sub) shall be true and correct, in each case as of the Closing Date as if made at such time, except to the extent such representation or warranty expressly relates to a specific date (in which case on and as of such specific date) and (iii) each of the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the Closing Date, as if made at such time, except to the extent such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), other than, in the case of this clause (iii), for such failures to be true and correct that would not, individually or in the aggregate, have a Parent Material Adverse Effect (it being understood that for the purpose of this clause (iii) all references to the term “Parent Material Adverse Effect” and other qualifications based on the word “material” set forth in any such representations and warranties shall be disregarded).

(b)        Agreements and Covenants.  Each of Parent and Merger Sub shall have performed or complied with the covenants, agreements and obligations required by this Agreement to be performed or complied with by it at or prior to the Effective Time in all material respects.

(c)         Officer Certificate.  Parent shall have delivered to the Company a certificate, dated as of the Closing Date, signed by an executive officer of Parent, certifying that the conditions specified in Section 8.03(a) and Section 8.03(b) have been satisfied.

ARTICLE IX

TERMINATION

9.01       Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time only as follows (notwithstanding any prior adoption of this Agreement by the stockholders of the Company, except that this Agreement may not be terminated pursuant to Section 9.01(c) after receipt of the Company Stockholder Approvals):

(a)          by mutual written consent of each of the Company (acting with the prior approval of the Special Committee) and Parent;

(b)        by either Parent or the Company (acting with the prior approval of the Special Committee) if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law permanently restraining, enjoining, prohibiting or making illegal the consummation of the Merger and such Law shall have become final and nonappealable (a “Legal Prohibition”); provided that the right to terminate this Agreement under this Section 9.01(b) shall not be available to a party if the Legal Prohibition was primarily due to the material breach by such party of any provision of this Agreement;

(c)        by either Parent or the Company (acting with the prior approval of the Special Committee) if the Company Stockholder Approvals shall not have been obtained at the Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the approval of this Agreement was taken; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if any Security Holder has breached Article I of the Voting Agreements;

(d)         by either the Company (acting with the prior approval of the Special Committee) or Parent if the Effective Time shall not have occurred on or before November 16, 2026 (as such date may be extended by the mutual written consent of the Company (acting with the prior approval of the Special Committee) and Parent, the “Outside Date”); provided that the right to terminate this Agreement under this Section 9.01(d) shall not be available to a party if such party’s or its Affiliate’s breach of any provisions in this Agreement primarily caused or resulted in the failure of the Effective Time to occur on or before such date;

(e)          by Parent if:

(i)        the Board (acting upon the recommendation of the Special Committee) or the Special Committee shall have effected an Adverse Recommendation Change; provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 9.01(e)(i) will expire at 5:00 p.m., New York City time, on the fifth (5th) Business Day following the date on which such right to terminate first arose or, if sooner, receipt of the Company Stockholder Approvals; or

(ii)         any breach or inaccuracy of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 8.02(a) or Section 8.02(b) not to be satisfied and such breach or inaccuracy is not capable of being cured or, if curable, is not cured by the earlier of (A) the date that is thirty (30) days after written notice thereof is given by Parent to the Company and (B) five (5) Business Days prior to the Outside Date; provided that Parent may not terminate this Agreement pursuant to this Section 9.01(e)(ii) if at the time of such termination the Company would be entitled to terminate this Agreement pursuant to Section 9.01(f)(ii); or

(f)           by the Company (acting with the prior approval of the Special Committee) if:

(i)          prior to the delivery of the Company Stockholder Approvals, the Board (acting upon the recommendation of the Special Committee) or the Special Committee determines to enter into an Acquisition Agreement with respect to a Superior Proposal; provided, however, that (A) prior to, or concurrently with, such termination the Company pays the Company Termination Fee due under Section 9.03(a) and (B) the Company substantially contemporaneously enters into such Acquisition Agreement; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(f)(i) if (x) the Company Stockholder Approvals have been obtained or (y) the Company has materially breached Section 7.04 with respect to such Superior Proposal; or

(ii)         any breach or inaccuracy of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 8.03(a) or Section 8.03(b) not to be satisfied and such breach or inaccuracy is not capable of being cured or, if curable, is not cured by the earlier of (A) the date that is thirty (30) days after written notice thereof is given by the Company to Parent and (B) five (5) Business Days prior to the Outside Date; provided that the Company may not terminate this Agreement pursuant to this Section 9.01(f)(ii) if at the time of such termination Parent would be entitled to terminate this Agreement pursuant to Section 9.01(e)(ii).

9.02       Notice of Termination; Effect of Termination.  (a) A terminating party shall provide written notice of termination to the other parties hereto specifying with reasonable particularity the reason for such termination, and any such termination in accordance with Section 9.01 shall be effective immediately upon delivery of such written notice to the other parties hereto.

(b)         In the event of termination of this Agreement by any party as provided in Section 9.01, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability or obligation on the part of any party, except that (i) this Section 9.02, Section 7.03(b), Section 9.03 and Article X shall remain in full force and effect in accordance with their respective terms and to the extent provided thereunder, (ii) nothing herein shall relieve any party from liability for any fraud or Willful and Material Breach of this Agreement prior to such termination (which liability the parties hereto acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the Transactions, and may include damages based on loss of the economic benefit of the Transactions to the parties hereto and the stockholders of the Company (in each case, taking into consideration all relevant matters, including other business opportunities or combination opportunities and the time value of money)) and (iii) the Confidentiality Agreement shall remain in full force and effect in accordance with its terms and to the extent provided thereunder.

9.03      Fees and Expenses.  Unless specified otherwise herein, all expenses incurred in connection with this Agreement, the Transactions, the solicitation of the Company Stockholder Approvals and all other matters related to the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated.

(a)        If this Agreement shall be validly terminated (i) by Parent pursuant to Section 9.01(e)(i) or (ii) by the Company pursuant to Section 9.01(f)(i), then the Company shall pay to Parent in immediately available funds an amount equal to $42,700,000 (the “Company Termination Fee”) to an account or accounts designated in writing by Parent (x) with respect to the preceding clause (i), within two (2) Business Days after the date of the termination of this Agreement by Parent or (y) with respect to the preceding clause (ii), prior to, or concurrently with, the termination of this Agreement by the Company.

(b)        If (A) this Agreement is validly terminated by the Company or Parent pursuant to Section 9.01(c) or Section 9.01(d); (B) following the execution and delivery of this Agreement and prior to the Stockholders Meeting, any Person shall have publicly announced a bona fide Acquisition Proposal and not withdrawn or otherwise abandoned such Acquisition Proposal prior to the earlier of (x) the Stockholders Meeting and (y) the termination of this Agreement; and (C) within twelve (12) months following such termination of this Agreement, the Company enters into a definitive agreement with respect to such Acquisition Proposal and the transaction contemplated by such Acquisition Proposal is subsequently consummated (provided that, for purposes of clauses (B) and (C), all references to “twenty percent (20%)” in the definition of “Acquisition Proposal” will be deemed to be references to “fifty percent (50%)”), then the Company shall promptly (and in any event within three (3) Business Days) after such consummation pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c)      The parties hereto acknowledge and agree that the agreements contained in this Section 9.03 are an integral part of the Transactions, and that, without these agreements, the parties hereto would not enter into this Agreement.  Each of the parties hereto further acknowledges that the payment of the Company Termination Fee if and when due in accordance with this Section 9.03 is not a penalty but is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.  In no event shall the Company be required to pay the Company Termination Fee more than once (even though such payment may be payable under one or more provisions).  Parent’s receipt of the Company Termination Fee, to the extent payable, and paid, in accordance with Section 9.03(a) or Section 9.03(b), as applicable, shall be the sole and exclusive remedy of the Parent Related Parties against any of the Company Related Parties for any breach, loss or damage under this Agreement, or otherwise relating to or arising out of this Agreement or the Transactions (and the termination of this Agreement or any matter forming the basis for such termination), and neither the Company nor any other Company Related Party will have any other liability or obligation to Parent or any other Parent Related Party relating to or arising out of this Agreement or the Transactions (including in respect of any written or oral representation made or alleged to be made in connection herewith). If the Company fails to promptly pay the Company Termination Fee pursuant to this Section 9.03, the Company shall pay to Parent all reasonable and documented out-of-pocket fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any action initiated by such party), together with interest on the amount of the Company Termination Fee, at a rate per annum equal to the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made, plus two percent (2%) (or such lesser rate as is the maximum permitted by applicable Law).

ARTICLE X

GENERAL PROVISIONS

10.01     Non-Survival of Representations, Warranties and Agreements.  The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time; provided, however, that this Section 10.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

10.02     Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service (with proof of delivery), or by email (so long as no notice of failure of delivery is received by the sender) to the respective parties hereto at the following coordinates (or at such other coordinates for a party as shall be specified in a notice given in accordance with this Section 10.02):

(a)            if to Parent or Merger Sub or the Surviving Company:

c/o Kona Bidco, LLC
Kona Merger Subsidiary, Inc.
151 S. El Camino Drive
Beverly Hills, CA 90212
Attention:    In Ku Lee
Email:          [***]

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP
66 Hudson Boulevard
New York, NY 10001
Attention:  Jeffrey J. Rosen
Gordon Moodie
Emily F. Huang
              Email:        jrosen@debevoise.com
gsmoodie@debevoise.com
efhuang@debevoise.com

(b)            if to the Company prior to the Effective Time:

Kennedy-Wilson Holdings, Inc.
151 South El Camino Drive
Beverly Hills, CA 90212
Attention:    Bailey Wilson Benzie
Email:          [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
355 South Grand Avenue, Suite 400
Los Angeles, CA 90071
Attention:    Julian Kleindorfer
Email:          julian.kleindorfer@lw.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine and Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, NY 10001
Attention:  Faiza J. Saeed
George F. Schoen
Cole DuMond
Alexander E. Greenberg
Email:	fsaeed@cravath.com
gschoen@cravath.com
cdumond@cravath.com
agreenberg@cravath.com

10.03       Interpretation and Rules of Construction.  When a reference is made in this Agreement to an Exhibit, an Article or a Section, such reference shall be to an Annex, an Exhibit, an Article or a Section of this Agreement unless otherwise indicated.  The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  Documents, materials and information are deemed to have been “made available” to the Company, Parent or Merger Sub, as applicable, if such documents, materials or information were, at least one (1) Business Day prior to the date hereof, (a) available for review by such Person and its Representatives through the electronic data room entitled “Project Key West”, which is hosted by Intralinks in connection with the Transactions, (b) disclosed in an SEC Document filed and publicly available or (c) otherwise provided by or on behalf of the applicable party in writing to such Person or any of its Representatives.  The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated, and any Law referred to herein shall be deemed to also refer to all rules and regulations promulgated thereunder.  All accounting terms used and not defined herein have the respective meanings given to them under GAAP, except to the extent otherwise specifically indicated or that the context otherwise requires.  References to a Person are also to its successors and permitted assigns.  If the last day of a period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement is not a Business Day, the period shall end on the immediately following Business Day.  Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.  Each of the parties has participated in the drafting and negotiation of this Agreement; if an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.  References to “days” shall mean “calendar days” unless expressly stated otherwise.  All references herein to “parties” shall be to the parties hereto unless the context shall otherwise require.  Decisions made in a party’s “sole discretion” may be taken for any reason or no reason.

10.04     Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party; provided that the parties intend that the remedies and limitations thereon (including limitations on remedies in Section 10.08 and the other limitations on the liabilities of the Parent Related Parties and Company Related Parties) contained in Article IX and Article X be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable or subject to modification pursuant to the following sentence in any manner that increases any Parent Related Party’s or any Company Related Party’s liability or obligations hereunder.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced (except those referenced in the immediately preceding proviso), the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

10.05     Entire Agreement.  This Agreement, taken together with the Company Disclosure Letter, the Parent Disclosure Letter, the Confidentiality Agreement (together with any joinders or other agreements entered into in connection therewith), the Voting Agreements, the Rollover Agreements and the Equity Commitment Letter, constitutes the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof.

10.06    Assignment.  Neither this Agreement nor any of the parties’ respective rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party shall relieve such party of any of its obligations hereunder.  Subject to the immediately preceding sentence, any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

10.07    Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for (a) the provisions of Section 7.05 (which are for the benefit of the Indemnified Parties and may be enforced by such Persons after the Effective Time), (b) after the Effective Time occurs, the rights of the Holders to receive the Merger Consideration to which they are entitled in accordance with the terms and conditions of this Agreement, (c) the third-party beneficiary rights specified in the Equity Commitment Letter and the Rollover Agreements and (d) the provisions of Section 7.09(b) relating to the indemnification and reimbursement of the Company’s Representatives, the Company’s Affiliates and such Affiliates’ respective Representatives (which are intended for the benefit of, and may be enforced by, such Persons).

10.08     Specific Performance.

(a)          The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement or the Equity Commitment Letter, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in Law, equity or otherwise, including monetary damages) to (i) an Order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach.  The parties hereto agree not to assert that a remedy of specific performance against a party hereto is unenforceable, invalid, contrary to Law or inequitable on the basis that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at Law.

(b)          Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.08, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.  The parties acknowledge and agree that the right of specific performance contemplated by this Section 10.08 is an integral part of the Transactions, including the Merger, and without that right, none of the Company, Parent or Merger Sub would have entered into this Agreement.

(c)        Notwithstanding anything herein or otherwise to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to specific performance to cause Parent and Merger Sub to consummate the Transactions and cause the Equity Investor to provide the Equity Financing if (i) all of the conditions set forth in Section 8.01 and Section 8.02 have been and then are satisfied or, to the extent permitted by Law, waived by Parent (other than those conditions that by their nature cannot be satisfied other than at the Closing, provided that such conditions to be satisfied at the Closing would be capable of satisfaction) and (ii) the Company has irrevocably confirmed in a written notice that (x) all conditions set forth in Section 8.03 have been satisfied (other than those conditions that by their nature cannot be satisfied other than at the Closing) or that it would be willing to waive any unsatisfied conditions in Section 8.03 and (y) it is ready, willing and able to consummate the Closing if specific performance is granted.

(d)        Notwithstanding anything to the contrary to this Agreement, in the event that the Company initiates a proceeding seeking an injunction, specific performance or other equitable relief pursuant to this Section 10.08, no party shall object to any application to the court setting forth an expedited timeline to hear and determine such action.  If, prior to the Outside Date, any party brings any Action, in each case in accordance with Section 10.09(b), to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus twenty (20) Business Days or (ii) such other time period established by the court presiding over such Action, as the case may be.

10.09     Governing Law.

(a)         This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the principles of conflicts of law that would cause the application of law of any jurisdiction other than those of the State of Delaware.

(b)        The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be heard and determined exclusively in the Court of Chancery of the State of Delaware; provided, however, that, if such court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any federal or state court located in the State of Delaware.  Consistent with the preceding sentence, each of the parties hereto hereby (i) submits to the exclusive jurisdiction of any federal or state court sitting in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by either party hereto; (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 10.02; and (iii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above named courts.

10.10    Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE DEBT FINANCING OR THE TRANSACTIONS RELATED THERETO (INCLUDING ANY ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD PARTY CLAIM AGAINST ANY FINANCING PARTY).  EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

10.11     Amendment.  This Agreement may be amended, by written agreement of the parties hereto, at any time prior to the Effective Time; provided that, with respect to the Company, the Special Committee has approved such amendment; provided further, that prior to the Effective Time, no amendment may be made that would reduce the amount or change the form of the Merger Consideration or that would otherwise require the approval of the stockholders of the Company under applicable Law without the requisite consent of the stockholders of the Company.

10.12     Waiver.  At any time prior to the Effective Time, Parent, on the one hand, and the Company (subject to Section 10.16, only if such action has been recommended by the Special Committee), on the other hand, may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

10.13     Disclosure Letters.  The parties hereto agree that any reference in a particular Section of the Company Disclosure Letter or the Parent Disclosure Letter shall be deemed to be disclosed and incorporated by reference in each other Section of the Company Disclosure Letter or the Parent Disclosure Letter, respectively, to which the relevance of such information to such other Section is reasonably apparent on its face.  Certain items and matters may be listed in the Company Disclosure Letter or the Parent Disclosure Letter for informational purposes only and may not be required to be listed therein by the terms of this Agreement.  In no event shall the listing of items or matters in the Company Disclosure Letter or the Parent Disclosure Letter be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in this Agreement.  The mere inclusion of an item in the Company Disclosure Letter or the Parent Disclosure Letter as an exception to a representation or warranty (a) shall not be deemed an admission that such item represents a material exception or material event, circumstance, change, effect, development or condition or that such item would have a Material Adverse Effect or a Parent Material Adverse Effect, respectively, and (b) shall not be construed as an admission or indication by the Company of any non-compliance with, or breach or violation of, any third-party rights, any Contract or any Law or Order of any Governmental Authority, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under this Agreement.

10.14   Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission or other means of electronic transmission, such as by electronic mail in “pdf” form) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.15     Effect of Breach by Designated Individuals.  Notwithstanding anything to the contrary set forth in this Agreement, any action or omission by (or at the direction or with the consent of) any individual set forth in Section 10.15 of the Company Disclosure Letter (each, a “Designated Individual”) in his or her capacity as an officer of the Company on or after the date hereof that would, or would reasonably be expected to, constitute or result, directly or indirectly, in a breach by the Company of any covenant or agreement, in this Agreement shall be deemed not to constitute or result in such a breach and the consequences of such action or omission shall be disregarded for all purposes under this Agreement.  In furtherance of the foregoing, no such action or omission shall cause the failure of a condition set forth in Section 8.02(a), Section 8.02(b) or Section 8.02(c) to be satisfied (and no right on the part of Parent to terminate this Agreement shall arise therefrom nor any claim by Parent or Merger Sub for any loss or damage or other remedy (whether at law, in equity or otherwise)).

10.16     Non-Recourse.  This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party, except for claims that the Company may assert in accordance with the Confidentiality Agreement, the Voting Agreements, the Rollover Agreements or the Equity Commitment Letter (and solely against the Person(s) who are expressly party to the Confidentiality Agreement, the Voting Agreements, the Rollover Agreements or the Equity Commitment Letter, as applicable).  Except as set forth in this Agreement, the Confidentiality Agreement, the Voting Agreements, the Rollover Agreements or the Equity Commitment Letter (and then solely to the extent set forth herein or therein), no former, current or future officers, employees, directors, partners, equity holders, managers, members, attorneys, agents, advisors or other Representatives of any party hereto (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim or proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the Transactions or in respect of any written or oral representations made or alleged to be made in connection herewith.  In furtherance and not in limitation of the foregoing, each party covenants, agrees and acknowledges that no recourse under this Agreement or any other agreement referenced herein or in connection with any Transactions shall be sought or had against any Non-Recourse Party, except for claims that any party may assert (A) against another party solely in accordance with, and pursuant to the terms and conditions of, this Agreement or (B) pursuant to the Confidentiality Agreement, the Voting Agreements, the Rollover Agreements or the Equity Commitment Letter against the Person(s) who are expressly party to the Confidentiality Agreement, the Voting Agreements, the Rollover Agreements or the Equity Commitment Letter, as applicable.

10.17    Certain Special Committee Matters.  Any determination as to whether any condition to the obligations of the Company set forth in Sections 8.01 or 8.03 has been satisfied (and any disputes relating thereto or arising therefrom), and any enforcement or any defense of any enforcement of any rights under this Agreement by the Company, including pursuant to Sections 9.01, 9.03 or 10.08, will be controlled by the Special Committee; provided that following receipt of the Company Stockholder Approvals the Board may (without any action taken by the Special Committee) waive on behalf of the Company any conditions set forth in Sections 8.01 or 8.03 or otherwise determine to consummate the Closing in accordance with the terms hereof.

10.18    Financing Provisions.  Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, the Company Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to this Agreement or the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, as applicable, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any debt commitment letter or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any such legal action brought against the Financing Parties in any way arising out of or relating to this Agreement or the Debt Financing, (d) agrees that none of the Financing Parties shall have any liability to the Company or any Company Subsidiary or any of their respective controlled Affiliates or representatives relating to or arising out of this Agreement or the Debt Financing (subject to the last sentence of this Section 10.18), and (e) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of Section 10.10, Section 10.11 and this Section 10.18 and that Section 10.10, Section 10.11 and this Section 10.18 may not be amended, altered, waived or modified in a manner materially adverse to the Financing Parties without the written consent of the Financing Entities (such consent not to be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, nothing in this Section 10.18 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any commitment letter, or any Financing Party’s obligations under any commitment letter, or the rights of the Company and the Company Subsidiaries against the Financing Parties with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

KENNEDY-WILSON HOLDINGS, INC.

By:	/s/ Justin Enbody
Name: Justin Enbody
Title: Senior Executive Vice President, Chief Financial Officer

[Signature Page to the Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

KONA BIDCO, LLC

By:	KONA MANAGEMENT HOLDCO, LLC, its managing member

By:	/s/ William J. McMorrow
Name:	William J. McMorrow
Title:	Chief Executive Officer

KONA MERGER SUBSIDIARY, INC.

By:	/s/ William J. McMorrow
Name:	William J. McMorrow
Title:	Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

Exhibit A

[Intentionally Omitted]